Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

TIANJIN Qixin Zhicheng TECHNOLOGY Co., Ltd.
(天津奇信志成科技有限公司),

Tianjin Qixin Tongda Technology Co., Ltd.
(天津奇信通达科技有限公司),

True Thrive Limited
(诚盛有限公司),

New Summit Limited
(新峰有限公司)

Qihoo 360 Technology Co. Ltd.,

and solely for purposes of Section 6.19 hereto,

Global Village Associates Limited

and

Young Vision Group Limited

Dated as of December 18, 2015

i

ii

Exhibits

EXHIBIT A – Plan of Merger

EXHIBIT B – Equity Investors

EXHIBIT C – Guarantors

iii

AGREEMENT AND PLAN OF MERGER (including the exhibits and disclosure schedules attached hereto, this "Agreement"), dated as of December 18, 2015, by and among Tianjin Qixin Zhicheng Technology Co., Ltd. (天津奇信志成科技有限公司), a limited liability company incorporated under the laws of the PRC ("Holdco"), Tianjin Qixin Tongda Technology Co., Ltd. (天津奇信通达科技有限公司), a limited liability company incorporated under the laws of the PRC ("Parent"), True Thrive Limited (诚盛有限公司), an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Midco"), New Summit Limited (新峰有限公司), an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Merger Sub" and, together with Holdco, Parent and Midco, each a "Parent Party" and collectively the "Parent Parties"), Qihoo 360 Technology Co. Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the "Company"), and solely for purposes of Section 6.19 hereto, Global Village Associates Limited, a British Virgin Islands company ("Global Village"), and Young Vision Group Limited, a British Virgin Islands company ("Young Vision" and, together with Global Village, the "Founder Securityholders"). Each of Holdco, Parent, Midco, Merger Sub and the Company are referred to herein as a "Party" and together as "Parties".

WHEREAS, it is proposed that Merger Sub will merge with and into the Company in accordance with the Companies Law (2013 Revision) of the Cayman Islands (the "Cayman Companies Law") and the terms and conditions of this Agreement (the "Merger"), with the Company surviving the Merger and becoming a wholly owned subsidiary of Midco as a result of the Merger;

WHEREAS, the board of directors of the Company (the "Company Board"), acting upon the unanimous recommendation of an special committee of the Company Board consisting of independent directors (the "Special Committee"), has unanimously (i) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger, and (iii) resolved to recommend that the shareholders of the Company authorize and approve this Agreement, the Plan of Merger and the Merger, in each case in accordance with the Cayman Companies Law;

WHEREAS, the respective boards of directors of the Parent Parties have each unanimously (i) determined that it is in the best interests of their respective shareholders for such Parent Party to enter into this Agreement, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and Midco, as the sole shareholder of Merger Sub, has authorized and approved this Agreement, the Plan of Merger and the Merger, in each case in accordance with the Cayman Companies Law; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, each of the Guarantors is entering into a limited guarantee in favor of the Company with respect to certain obligations of the Parent Parties under this Agreement (each, a "Limited Guarantee", and collectively, the "Limited Guarantees").

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

Article I
Defined Terms and Interpretation

Section 1.1 Certain Definitions. For purposes of this Agreement, the term:

(a)          "2018 Notes" shall mean the Company's 2.5% Convertible Senior Notes due September 15, 2018 that were issued pursuant to the 2018 Notes Indenture.

(b)          "2018 Notes Indenture" shall mean that certain indenture, dated September 5, 2013, as amended or supplemented, by and between the Company and Citicorp International Limited, as trustee.

(c)          "2018 Fundamental Change Repurchase Date" shall mean the "Fundamental Change Repurchase Date" as defined in the 2018 Notes Indenture.

(d)          "2020 Notes" shall mean the Company's 0.5% Convertible Senior Notes due August 15, 2020 that were issued pursuant to the 2020 Notes Indenture.

(e)          "2020 Notes Indenture" shall mean that certain indenture, dated August 6, 2014, as amended or supplemented, by and between the Company and Citicorp International Limited, as trustee.

(f)          "2020 Fundamental Change Repurchase Date" shall mean the "Fundamental Change Repurchase Date" as defined in the 2020 Notes Indenture.

(g)          "2021 Notes" shall mean the Company's 1.75% Convertible Senior Notes due August 15, 2021 that were issued pursuant to the 2021 Notes Indenture.

(h)          "2021 Notes Indenture" shall mean that certain indenture, dated August 6, 2014, as amended or supplemented, by and between the Company and Citicorp International Limited, as trustee.

(i)          "2021 Fundamental Change Repurchase Date" shall mean the "Fundamental Change Repurchase Date" as defined in the 2021 Notes Indenture.

(j)          "Acceptable Confidentiality Agreement" means an executed confidentiality agreement on terms no less favorable to the Company in the aggregate than those contained in the NDAs, which does not include any provision calling for any exclusive right to negotiate or having the effect of restricting the Company from satisfying its obligations under this Agreement.

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(k)          "Acquisition Proposal" shall mean any proposal or offer relating to (i) the acquisition, directly or indirectly, of twenty percent (20%) or more of the Equity Interests in the Company (by vote or by value) by any Third Party, (ii) any merger, consolidation, business combination, amalgamation, scheme of arrangement, reorganization, share exchange, sale, lease, license, exchange, transfer or other disposition of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction which would result in any Third Party acquiring assets or business of the Company (including share capital of or interest in any Subsidiary or Affiliate of the Company) representing, directly or indirectly, twenty percent (20%) or more of the net revenues, net income, earnings before interest, taxes and depreciation or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any Third Party, directly or indirectly, of any Equity Interest in any entity that holds assets representing, directly or indirectly, twenty percent (20%) or more of the net revenues, net income, earnings before interest, taxes and depreciation or assets of the Company and the Company Subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning directly or indirectly twenty percent (20%) or more of the outstanding Company Shares and any other voting securities of the Company, or (v) any combination of the foregoing, in each case other than the Merger.

(l)          "ADSs" shall mean the Company's American depositary shares, each two of which represent three Class A Shares.

(m)         "Affiliate" of a Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person, where "control" (including the terms "controlled by" and "under common control with") shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or as trustee or executor, by Contract or otherwise.

(n)          "Alternative Acquisition Agreement" means a letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other contract, commitment or agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

(o)          "Buyer Group Parties" means, collectively, the parties to any of the Buyer Group Contracts.

(p)          "Business Day" shall mean any day other than a Saturday, Sunday and any day which is a legal holiday under the Laws of New York, Cayman Islands, Hong Kong or PRC or is a day on which banking institutions located in New York, Cayman Islands, Hong Kong or PRC are authorized or required by Law or other action of any Governmental Entity to close.

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(q)          "Class A Share" shall mean each Class A ordinary share, par value $0.001 per share of the Company.

(r)          "Class B Share" shall mean each Class B ordinary share, par value $0.001 per share of the Company.

(s)          "Code" shall mean the United States Internal Revenue Code of 1986, as amended.

(t)          "Company Convertible Notes" shall mean, collectively, the 2018 Notes, 2020 Notes and 2021 Notes.

(u)          "Company Memorandum and Articles" shall mean the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company adopted by special resolution passed on March 14, 2011 and effective upon completion of the Company's initial public offering of Class A Shares represented by ADSs.

(v)         "Company Disclosure Schedule" shall mean the disclosure schedule delivered by the Company to the Parent Parties concurrently with the execution and delivery of this Agreement (it being understood that (i) any matter disclosed in any section of the Company Disclosure Schedule shall be deemed to be disclosed in any other section of the Company Disclosure Schedule to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other section, and (ii) the disclosure of any matter or item in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms "material," "materially," "materiality" or "Company Material Adverse Effect" or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, have a Company Material Adverse Effect).

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(w)          "Company Material Adverse Effect" shall mean any fact, event, circumstance, development, condition, change, occurrence or effect that has or would reasonably be expected to (i) have, individually or in the aggregate with all other facts, events, circumstances, developments, conditions, changes, occurrences or effects, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole, or (ii) prevent or materially delay the consummation of the transactions contemplated by this Agreement in accordance with its terms; provided that in no event shall any of the following in and of itself constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (A) changes or modifications after the date of this Agreement in GAAP or regulatory accounting requirements or changes after the date of this Agreement in Laws (or interpretations or enforcement thereof) or directives or policies of a Governmental Entity, in each case of general applicability that are applicable to the Company or any of the Company Subsidiaries; (B) changes, effects or circumstances generally affecting the principal industries or markets in which the Company and the Company Subsidiaries operates; (C) changes in the general business, economic or political conditions in the U.S. or the PRC or any other country or region in which the Company or any of the Company Subsidiaries has material business operations; (D) changes in the financial, credit or securities markets in the U.S. or the PRC or any other country or region in which the Company or any of the Company Subsidiaries has material business operations; (E) the public disclosure of this Agreement or the transactions contemplated under this Agreement, including the Merger, or the consummation of such transactions or the announcement of the execution of this Agreement, including any announcement of shareholder litigation (including with respect to appraisal rights); (F) any change in the price of the Company Shares or trading volume as quoted on the NYSE (it being understood that the underlying cause of such change in share price or trading volume may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God, natural disasters or epidemics; (H)  the failure by the Company or any of the Company Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (I) any change resulting or arising from the identity of, or any facts or circumstances relating to, any of the Parent Parties or any of their respective Affiliates; (J) any loss of, or change in, the relationship of the Company or any of the Company Subsidiaries, contractual or otherwise, with its brokers, customers, suppliers, vendors, lenders, executive officers, employees, investors, or joint venture partners that is primarily caused by the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby, including the Merger, or the announcement of any of the foregoing; (K) actions or omissions of the Company or any of the Company Subsidiaries taken (x) as required by this Agreement, (y) with the written consent of the Parent Parties or Guarantors, or (z) at the written request of the Parent Parties or Guarantors; (L) any breach of this agreement by the Parent Parties; (M) any breach of this Agreement by any Parent Party; or (N) any issues, events, actions or non-actions listed in Section 1.1(w) of the Company Disclosure Schedule; provided, further, that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (A), (B), (C), (D) and (G) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects specifically relate to the Company or any Company Subsidiary or individually or in the aggregate have a materially disproportionate adverse impact on the Company and the Company Subsidiaries, taken as a whole, relative to the other participants in the principal industries and geographic markets in which the Company and the Company Subsidiaries conduct their business.

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(x)          "Company Option" means each option to purchase shares granted under the Company Share Plans on or prior to the Closing Date whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

(y)          "Company Restricted Share" shall mean the share awards granted to the employees and certain directors of the Company which are subject to certain vesting schedule and/or other restrictions pursuant to the Company Share Plans and not yet reflected in the Company’s register of members.

(z)          "Company Shares" shall mean collectively, all of the Class A Shares and Class B Shares of the Company.

(aa)         "Company Share Plans" shall mean, collectively, the 2006 Employee Share Option Scheme, 2006 Employee Share Vesting Scheme and 2011 Share Incentive Plan of the Company, and any other equity incentive arrangements of the Company, each as amended and restated.

(bb)         "Contract" shall mean any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, deed of trust, agreement, arrangement, plan or other instrument, right or obligation.

(cc)         "Depositary" shall mean The Bank of New York Mellon.

(dd)         "Deposit Agreement" shall mean the amended and restated deposit agreement, , among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued thereunder, as amended and restated on or about May 19, 2014.

(ee)         "Environmental Laws" shall mean, whenever in effect, any Law and all Contracts or other obligations relating to pollution, the protection of the environment, public health and safety, occupational health and safety or fire safety.

(ff)          "Equity Interest" shall mean any share, share capital, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

(gg)         "Equity Investors" shall mean the Persons set forth on Exhibit B hereto.

(hh)         “Escrow Agreements” shall mean the escrow agreements each dated the date hereof among certain prospective investors in Parent, Parent and the Company.

(ii)          "Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

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(jj)         "Excluded Shares" shall mean (i) Company Shares owned by (or represented by ADSs which are owned by) any Parent Party or the Company (as treasury shares, if any), any Company Shares (including Company Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of any Company Options or by any direct or indirect wholly-owned Subsidiary of any Parent Party or the Company, in each case immediately prior to the Effective Time, (ii) Dissenting Shares (if any), and (iii) Founder Securities.

(jj)         "Exercise Price" means, with respect to any Company Option, the applicable exercise price per share underlying such Company Option.

(kk)        "Founder Securities" means (i) 3,534 Class A Shares and 29,340,466 Class B Shares held by Global Village and (ii) 4,904,709 Class B Shares held by Young Vision.

(ll)          "GAAP" shall mean generally accepted accounting principles as applied in the United States.

(mm)       "Governmental Entity" shall mean any and all PRC (including any subdivision, municipality, province or locality of the PRC), United States federal, state or local or other non-United States or non-PRC governmental, administrative, judicial or regulatory Person or any instrumentality thereof, authority, agency, department, bureau, commission, body, court, self-regulatory organization, or other legislative or judicial governmental entity or arbitrator.

(nn)         "Guarantors" shall mean the Persons set forth on Exhibit C hereto.

(oo)         "Indebtedness" shall mean, without duplication, (i) any indebtedness for borrowed money or issued in substitution for, or in exchange of, indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security or under any swap, cap, future or other derivative financial instrument, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business), (iv) any obligation in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person, (v) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, (vii) any indebtedness secured by a Lien on a Person's assets and (viii) any guarantee (including guarantees in the form of an agreement to repurchase or reimburse) of any indebtedness, including such obligations described in clauses (i) through (vii) of this definition.

(pp)         "Indenture Agreements" shall mean, collectively, the 2018 Notes Indenture, 2020 Notes Indenture and 2021 Notes Indenture (and each, an "Indenture Agreement").

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(qq)         "Intellectual Property" shall mean, collectively, all intellectual property and proprietary rights in any jurisdiction throughout the world and tangible embodiments thereof, including all (i) patents, patent applications (including provisional applications), patent disclosures, invention disclosures, utility models, design patents, certificates of invention, supplementary protection certificates, and industrial designs, and applications for any of the foregoing, including continuations, continuations-in-part, divisionals, substitutions, re-examinations, re-issues, additions, renewals, extensions, patent term extensions, confirmations, registrations, requests for continued examinations, and foreign counterparts, (ii) trademarks, service marks, certification marks, trade dress, trade styles, logos, designs, slogans, taglines, brands, product names, trade names, corporate names, domain names, websites, uniform resource locators, web addresses, other names and locators associated with the Internet, rights to social media accounts, and other indicia of source, origin or quality, and registrations and applications for registration for each of the foregoing, including renewals, and any translations, adaptations, derivations and combinations of any of the foregoing, together with all goodwill of any business symbolized by any of the foregoing (collectively, "Marks"), (iii) copyrights, copyrightable works, works of authorship, content, website content, moral rights, data and database rights, and mask works, and registrations and applications for registration for each of the foregoing, including renewals, (iv) trade secrets and confidential or proprietary information (including ideas, discoveries, improvements, recipes, specifications, concepts, methods, processes, techniques, instructions, formulae, compositions, inventions (whether or not patentable or reduced to practice), know-how, technology, research and development information, Personal Data, data, databases, records, notebooks, drawings, blueprints, flowcharts, diagrams, sketches, specifications, designs, models, methodologies, documentation, plans, proposals, technical and non-technical data, test results, pricing, sales, marketing and cost data and information, financial and marketing plans, and customer and supplier lists and information), (v) Software, (vi) privacy rights and data protection rights, and rights of publicity, (vii) other registrations and applications for any of the foregoing, and (viii) other intellectual property and proprietary rights.

(rr)         "Intervening Event" shall mean a material event, occurrence or development with respect to the Company or the Company Subsidiaries or the business, assets or operations of the Company or the Company Subsidiaries that was not known to the Special Committee on the date of this Agreement, which event, occurrence or development becomes known to the Company Board or the Special Committee before receipt of the Shareholder Approval; provided that in no event shall the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal constitute an Intervening Event.

(ss)         "Knowledge" shall mean (i) in the case of the Company, the actual knowledge of the individuals listed in Section 1.1(ss) of the Company Disclosure Schedules, and (ii) in the case of any Parent Party or any other member of the Parent Group, the actual knowledge of each director thereof.

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(tt)          "Law" shall mean any Order or any PRC (including any subdivision, municipality, province or locality of the PRC), United States federal, state or local or other non-United States or non-PRC law, statute, treaty, convention or ordinance, common law, or any rule, regulation, standard, directive, requirement, policy, license or permit of any Governmental Entity.

(uu)        "Leasehold Improvements" shall mean all buildings, structures, improvements and fixtures located on any Leased Real Property which are owned by Company or any Company Subsidiary, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other third party upon the expiration or termination of the lease for such Leased Real Property.

(vv)        "Lien" shall mean, with respect to any asset, any mortgage, pledge, security interest, encumbrance, lien, license, covenant not to sue, option, right of first refusal, right of first offer, or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof) in respect of such asset, and, with respect to an Equity Interest, any right of first refusal, right of first offer, transfer restriction or call option in respect of such Equity Interest.

(ww)       "MOFCOM" shall mean the Ministry of Commerce of the PRC or its competent local counterparts.

(xx)        "NDAs" shall mean, collectively, (i) those certain confidentiality agreements, dated as of August 10, 2015, between the Company and each of Mr. Hongyi Zhou, GBC Transformer Investment Ltd., Beijing Sequoia Shengde Capital Investment Center (Limited Partnership) (北京红杉盛德股权投资中心(有限合伙)) and Shanghai Hua Sheng Capital Investment Management Co. Ltd. (上海华晟股权投资管理有限公司), as each such agreement may be amended from time to time, (ii) that certain confidentiality agreement, dated as of August 3, 2015, between the Company and Goldstone Investment Co., Ltd., as such agreement may be amended from time to time, and (iii) that certain confidentiality agreement, dated as of November 4, 2015 between the Company and Mr. Xiangdong Qi, as such agreement may be amended from time to time.

(yy)         "NDRC" shall mean the National Development and Reform Commission of the PRC or its competent local counterparts.

(zz)         "NYSE" shall mean the New York Stock Exchange.

(aaa)        "Order" shall mean any order, judgment, writ, stipulation, settlement, award, injunction, decree, arbitration award or finding of any Governmental Entity.

(bbb)       "Parent Disclosure Schedule" shall mean the disclosure schedule delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (it being understood that (i) the disclosure of any fact or item in any section of the Parent Disclosure Schedule shall, should the relevance of such fact or item to any other section be reasonably apparent on its face, be deemed to be disclosed with respect to that other section, and (ii) disclosure of any matter or item in the Parent Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms "material," "materially" or "materiality" or any word or phrase of similar import).

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(ccc)        "Permitted Encumbrances" shall mean, with respect to each Owned Real Property and Leasehold Improvement (as the case may be): (i) Liens for Taxes, assessments and other levies, fees or charges imposed by any Governmental Entity which are not yet due and payable, or which are being contested in good faith and by appropriate proceedings and, in each case, for which appropriate reserves have been established in accordance with GAAP, (ii) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon and (v) non-exclusive licenses of Intellectual Property granted by the Company or any Company Subsidiary to its customers in the ordinary course of business consistent with past practice.

(ddd)        "Permits" shall mean all permits, licenses, franchises, approvals, registrations, filings, qualifications, rights, variances, certificates, certifications, consents, approvals and Orders of all Governmental Entities.

(eee)        "Person" shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity or other entity.

(fff)          "Plan Vehicle" shall mean Tianjin Qirui Zhongxin Technology Partnership (Limited Partnership) (天津奇睿众信科技合伙企业(有限合伙)) .

(ggg)        "Personal Data" shall mean any information or data that can be used, directly or indirectly, alone or in combination with other information, to identify an individual and any other information or data pertaining to any individual, including an individual's name, address, credit or payment card information, bank account number, financial data, email address, date of birth, government-issued identifier, social security number, race, ethnic origin/nationality, and mental or physical health or medical information.

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(hhh)        "PRC" shall mean the People's Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(iii)           "PRC Required Approvals" shall mean the filings and/or registrations with MOFCOM, NDRC and/or SAFE or the designated banks, and other procedures required by SASAC or other competent regulatory authorities (where applicable) to the extent required with respect to the transactions contemplated by this Agreement and the other agreements entered into in connection with this Agreement, other than the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Entities with authority over the enforcement of applicable antitrust or competition Laws in any jurisdiction that is material to the business of the Company or any Parent Party.

(jjj)          "PRC Subsidiaries" shall mean all Company Subsidiaries organized under the Laws of the PRC.

(kkk)        "Processed" or "Processing" shall mean processing, collection, acquisition, recording, organization, storage, maintenance, adaptation, alteration, retrieval, access, use, disclosure, transfer (including relating to any cross-border transfer), transmission, sharing, combination, blockage, disposition, erasure, or destruction.

(lll)         "Representatives" shall mean, with respect to any Person, such Person's Affiliates and such Person and its Affiliates' respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

(mmm)   "RMB" shall mean renminbi, the legal currency of the PRC.

(nnn)      "SAFE" shall mean the State Administration of Foreign Exchange of the PRC or its competent local counterparts.

(ooo)      "SAFE Circular 7" shall mean the Notice of Certain Matters Regarding the Foreign Exchange Administration for Domestic Individuals Participating in the Share Incentive Plan of An Overseas-Listed Company (《关于境内个人参与境外上市公司股权激励计划外汇管理有关问题的通知》(汇发[2012]7号)), dated February 15, 2012 and effective as of the same date, including any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.

(ppp)      "SAFE Circular 37" shall mean the Notice of Certain Matters Regarding the Administration of Foreign Exchange Involved in Overseas Investment, Financing and Round-Trip Investment Conducted by Domestic Residents Through Special-Purpose Companies (《国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》(汇发[2014]37号)), dated July 4, 2014 and effective as of the same date, including any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.

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(qqq)      "SASAC" shall mean the State-owned Assets Supervision and Administration Commission of the State Council of the PRC or its competent local counterparts.

(rrr)        "SEC" shall mean the United States Securities and Exchange Commission.

(sss)       "Securities Act" shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(ttt)        "Shareholder Approval" shall mean the authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (including the Merger) at the Company Shareholders Meeting or an adjournment thereof by a special resolution (as defined in the Cayman Companies Law), which shall require the affirmative vote of shareholders representing two-thirds or more of the Company Shares present and voting in person or by proxy as a single class in accordance with the Cayman Companies Law and the Company's memorandum and articles of association.

(uuu)        "Software" shall mean (a) software of any type, including computer programs, applications, middleware, software development kits, libraries, tools, interfaces, firmware, compiled or interpreted programmable logic, objects, bytecode, machine code, games, software implementations of algorithms, models and methodologies, whether in Source Code or object code form; (b) data, collections of data, databases and compilations, whether machine readable or otherwise; and (c) documentation related to any of the foregoing, including descriptions, schematics, flow-charts, notes, and work product used to design, plan, organize, and develop any of the foregoing, and programmer and user documentation, manuals, and support and training materials; together with intellectual property and proprietary rights in and to any of the foregoing.

(vvv)        "Source Code" shall mean one or more statements in human readable form relating to Software and other source code, including comments, definitions and annotations, which are generally formed and organized to the syntax of a computer or programmable logic programming language, together with any and all text, data and data structures, diagrams, graphs, charts, presentations, manuals, instructions, procedures, and other information that describe the foregoing.

(www)    "Subsidiary" or "Subsidiaries" of any Person shall mean (i) any corporation of which a majority of the Equity Interest entitled to vote generally in the election of directors thereof, at the time as of which any determination is being made, are owned, directly or indirectly, by such Person, (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general or managing partner or the managing member and (iii) any corporation, limited liability company, partnership, association, trust, unincorporated organization, or other entity whose assets and financial results are consolidated with the net earnings of such Person and are recorded on the books of such Person for financial reporting purposes in accordance with GAAP.

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(xxx)        "Superior Proposal" shall mean a bona fide written Acquisition Proposal that is not solicited in violation of Section 6.4 of this Agreement and which the Company Board (upon recommendation of the Special Committee) determines in good faith that, if consummated in accordance with its terms, would result in a transaction more favorable to the shareholders of the Company (other than the Founder Securityholders) from a financial point of view than the transactions provided for in this Agreement after (i) consultation with its independent nationally recognized financial advisor and outside legal counsel and (ii) taking into consideration, among other things, all of the terms and conditions and all legal, financial, regulatory and other aspects of such Acquisition Proposal and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by the Parent Parties prior to the time of determination), including likelihood of consummation; provided that for the purposes of the definition of "Superior Proposal", references to "twenty percent (20%)" in the definition of Acquisition Proposal shall be deemed to be references to "fifty percent (50%)"; provided further that no offer or proposal shall be deemed to be a "Superior Proposal" if any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction.

(yyy)        "Tax" or "Taxes" shall mean any and all means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind whatsoever (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment (including withholding obligations imposed on employer/payer), estimated, unclaimed property, environmental, social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers' duties, tariffs and similar charges, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person. "Tax Incentive" shall mean any Tax exemptions, Tax holidays, Tax deferrals, Tax incentives, Tax credits (including without limitation Tax refunds and rebates), or other preferential Tax treatments or Tax rebates (including agreements for the deferred payment of any Tax liability) or other formal or informal arrangement with any Governmental Entity or other taxation authority.

(zzz)        "Tax Returns" shall mean any application, report, filing, claim for return, election or return (including any information return) or statement filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules, attachments, supplements or amendments thereto.

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(aaaa)      "Third Party" shall mean any Person or group of Persons other than the Company, the Company Subsidiaries, the Parent Group or any Person in the Parent Group.

(bbbb)      "Unaffiliated Holders" shall mean any holder of Company Shares (including Company Shares represented by ADSs), other than the holders of the Founder Securities and any other holders of Company Shares which will provide financing to, or hold securities of, one or more members of the Parent Parties prior to, at or after the Closing.

(cccc)      "Unvested Company Option" shall mean any Company Option that is not a Vested Company Option.

(dddd)      "Vested Company Option" shall mean any Company Option that shall have become vested on or prior to the Closing Date in accordance with the terms of such Company Option.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Action	Section 4.12
Agreement	Preamble
Alternate Debt Financing	Section 6.6(b)
Bankruptcy and Equity Exception	Section 4.3(a)
Buyer Group Contracts	Section 5.11
Cashed-Out Option	Section 3.1(f)(ii)
Cayman Companies Law	Recitals
Certificates	Section 3.2(c)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Adverse Recommendation Change	Section 6.4(c)(i)
Company Board	Recitals
Company Financial Advisor	Section 4.3(b)
Company Financial Statements	Section 4.6(b)
Company Group	Section 8.2(e)(i)
Company Intellectual Property Rights	Section 4.14(a)
Company Material Contract	Section 4.11(a)
Company Plans	Section 4.9(a)
Company Recommendation	Section 4.3(b)
Company Representatives	Section 6.3(a)
Company SEC Filings	Section 4.6(a)
Company Shareholders Meeting	Section 6.2(b)(i)

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Company Subsidiary	Section 4.1
Company Termination Fee	Section 8.2(b)
D&O Insurance	Section 6.12(c)
Debt Financing	Section 5.6(a)
Debt Financing Agreements	Section 6.6(b)
Debt Financing Commitments	Section 5.6(a)
Dissenter Rights	Section 3.1(e)
Dissenting Shares	Section 3.1(e)
Dissenting Shareholders	Section 3.1(e)
Effective Time	Section 2.3
Equity Financing	Section 5.6(a)
Equity Financing Commitments	Section 5.6(a)
End Date	Section 8.1(b)(i)
Exchange Fund	Section 3.2(b)
Fee Letter	Section 5.6(a)
Financing	Section 5.6(a)
Financing Agreements	Section 6.6(a)
Financing Commitments	Section 5.6(a)
Founder Securityholders	Preamble
Global Village	Preamble
HKIAC	Section 9.7(c)
Holdco	Preamble
Indemnified Parties	Section 6.12(a)
Investments	Section 4.2(d)
Leased Real Property	Section 4.17(b)
Limited Guarantee	Recitals
Merger	Recitals
Merger Consideration	Section 5.6(b)
Merger Sub	Preamble
Midco	Preamble
New Debt Financing Commitment	Section 6.6(b)
Notice Period	Section 6.4(d)(iii)
Open Source Software	Section 4.14(d)
Option Consideration	Section 3.1(f)(ii)
Outstanding Proposal	Section 8.2(b)(iii)
Owned Real Property	Section 4.17(a)
Parent	Preamble
Parent Group	Section 8.2(e)(i)
Parent Party	Preamble
Parent Representatives	Section 6.3(a)
Parent Termination Fee	Section 8.2(c)

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Party	Preamble
Paying Agent	Section 3.2(a)
Per ADS Merger Consideration	Section 3.1(b)
Per Share Merger Consideration	Section 3.1(b)
Plan of Merger	Section 2.3
Proxy Statement	Section 6.2(a)
Registrar of Companies	Section 2.3
SAFE Rules and Regulations	Section 4.5(b)
Schedule 13E-3	Section 4.4(b)
Special Committee	Recitals
Surviving Company	Section 2.1
Transaction Litigation	Section 6.8
Uncertificated Shares	Section 3.2(c)
Young Vision	Preamble

Section 1.3 Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:

(a)          references to Sections, Schedules, Annexes, Exhibits, Clauses and Parties are references to sections or sub-sections, schedules, annexes, exhibits and clauses of, and parties to, this Agreement;

(b)          references to any Person include references to such Person's successors and permitted assigns;

(c)          words importing the singular include the plural and vice versa;

(d)          words importing one gender include the other gender;

(e)          references to the word "including" do not imply any limitation;

(f)          references to months are to calendar months;

(g)          the words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(h)          references to "$" or "dollars" refer to U.S. dollars; and

(i)          a defined term has its defined meaning throughout this Agreement and in each Exhibit and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined.

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Article II
The Merger

Section 2.1 The Merger. Upon the terms and subject to satisfaction of the conditions set forth in this Agreement or waiver by the Party having the benefit of such condition, and in accordance with the Cayman Companies Law, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the surviving company of the Merger (the "Surviving Company").

Section 2.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place on a day that is a Business Day (a) at the offices of Kirkland & Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong at 10:00 a.m., local time, no later than the twentieth (20th) Business Day following the satisfaction of the conditions set forth in Article VII (other than (i) those conditions that are waived in accordance with the terms of this Agreement by the Party or Parties for whose benefit such conditions exist and (ii) any such conditions, which by their terms, are not capable of being satisfied until the Closing (but subject to their satisfaction or waiver prior to or at the Closing)), or (b) at such other place, time and/or date as the Parties may otherwise agree. The date upon which the Closing actually occurs is referred to herein as the "Closing Date". For the avoidance of doubt, a condition set forth in Article VII may only be waived in writing by the Party or Parties entitled to such condition under this Agreement.

Section 2.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, as early as practicable on the Closing Date, the Parent Parties and the Company shall cause the Merger to be consummated under the Cayman Companies Law by executing and filing the Plan of Merger in the form attached hereto as Exhibit A (the "Plan of Merger") with the Registrar of Companies of the Cayman Islands (the "Registrar of Companies"), together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the applicable provisions of the Cayman Companies Law (the time of filing of the Plan of Merger by the Registrar of Companies, or such later time as may be agreed in writing by the Parent Parties and the Company and specified in the Plan of Merger, being referred to herein as the "Effective Time").

Section 2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and in the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company in accordance with the provisions of the Cayman Companies Law.

Section 2.5 Company Memorandum and Articles of Association. At the Effective Time, subject to Section 6.12 hereof, the Company shall adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Company, save and except that (a) all references to the name "New Summit Limited (新峰有限公司)" shall be amended to " Qihoo 360 Technology Co. Ltd." and (ii) the share capital shall be described consistent with the Plan of Merger, until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law and such memorandum and articles of association.

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Section 2.6 Directors and Officers.

(a)          The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

(b)          The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Article III
Effect of Merger on Issued Share Capital; Merger Consideration; Exchange of Certificates

Section 3.1 Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Parent Parties, the Company or the holders of any of the following securities, the following shall occur:

(a)          Share Capital of Merger Sub. Each ordinary share, par value $1.00 per share, in the share capital of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Such conversion shall be effected by means of the cancellation of each such ordinary shares of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Company.

(b)          Company Shares and ADSs. Each Company Share (including Company Shares represented by ADSs) that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be canceled and cease to exist in exchange for the right to receive $51.33 in cash without interest (the "Per Share Merger Consideration"), payable in the manner provided in Section 3.2 (or in the case of a Company Share represented by a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 3.4). For the avoidance of doubt, because each ADS represents 1 1/2 Class A Shares, each ADS that is issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares) shall represent the right to surrender the ADS in exchange for $77.00 in cash without interest (the "Per ADS Merger Consideration") subject to the terms and conditions set forth in this Agreement and in the Deposit Agreement. The register of members of the Company shall be amended accordingly.

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(c)          Cancellation of Certain Shares. Each Excluded Share other than Dissenting Shares shall be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor and the register of members of the Company shall be amended accordingly.

(d)          Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, the Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall be equitably adjusted to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares, change or readjustment in the ratio of Company Shares represented by each ADS or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall provide to the holders of Company Shares (including Company Shares represented by ADSs) the same economic effect as contemplated by this Agreement prior to such action.

(e)          Statutory Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any Company Shares that are issued and outstanding immediately prior to the Effective Time and are held by a holder of Company Shares (each, a "Dissenting Shareholder") who has validly exercised and not withdrawn or lost its right to dissent from the Merger ("Dissenter Rights") pursuant to Section 238 of the Cayman Companies Law (collectively, the "Dissenting Shares") shall be cancelled and cease to exist, but shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (except as provided in this Section 3.1(e)), and each such Dissenting Shareholder shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Companies Law. If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the Cayman Companies Law) or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shareholder shall, in respect of its Dissenting Shares cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration (without interest), pursuant to this Section 3.1. The Company shall give Parent (i) prompt notice of any written notice of exercise of Dissenter Rights, attempted withdrawals of such Dissenter Rights, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders' exercise of Dissenter Rights and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of Dissenter Rights under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise of Dissenter Rights, offer to settle or settle any such Dissenter Rights or approve any withdrawal of any such Dissenter Rights prior to the vote on the Merger at the Company Shareholders Meeting.

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(f)          Company Options and Company Restricted Shares.

(i)          Equity Award Waivers. Prior to the Effective Time, the Company shall use its commercially reasonable efforts to obtain any necessary waivers, consents or releases, in form and substance reasonably satisfactory to Parent, from holders of Company Options and other equity awards under the Company Share Plans and take all such other actions, without incurring any liabilities in connection therewith, as may be necessary to give effect to the transactions contemplated by this Section 3.1(f). As promptly as practicable following the date of this Agreement and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Share Plans) and the board of directors of each Parent Party shall adopt such resolutions or take such other actions as are necessary to give effect to the transactions contemplated by this Section 3.1(f).

(ii)         Vested Company Options. Upon the terms and subject to the conditions set forth in this Agreement, each Vested Company Option outstanding and unexercised immediately prior to the Effective Time, with a per share exercise price less than the Per Share Merger Consideration (each, a "Cashed-Out Option"), shall automatically and without any action on the part of the holders thereof, be converted into the right to receive an amount in cash equal to the excess of (i) Per Share Merger Consideration over (ii) the exercise price of such Cashed-Out Option, multiplied by the number of Company Shares underlying such Cashed-Out Option (the "Option Consideration"). Each Vested Company Option outstanding and unexercised immediately prior to the Effective Time with a per share exercise price greater than or equal to the Per Share Merger Consideration shall automatically be cancelled as of the Effective time without any consideration payable in respect thereof. As promptly as practicable following the Closing Date, the Surviving Company shall pay (or cause to be paid on its behalf) to each holder of a Cashed-Out Option the aggregate Option Consideration (without interest) payable to such holder of Cashed-Out Options pursuant to this Section 3.1(f)(ii). Such cash consideration shall be rounded down to the nearest cent and the Surviving Company (or such Person(s) making payment on behalf of the Surviving Company) shall be entitled to deduct and withhold from such cash consideration all amounts required to be deducted and withheld under applicable Laws. To the extent that amounts are so withheld by the Surviving Company (or such Person(s) making payment on behalf of the Surviving Company), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Cashed-Out Options with respect to whom such amounts were withheld by the Surviving Company (or such Person(s) making payment on behalf of the Surviving Company).

(iii)        Unvested Company Options. Upon the terms and subject to the conditions set forth in this Agreement, each Unvested Company Option shall automatically and without any action on the part of the holders thereof, be assumed and converted into an equity incentive award of Parent through the Plan Vehicle, on substantially the same terms and subject to the same vesting conditions, as were provided to such Unvested Company Option immediately prior to the Effective Time, in accordance with Parent's and the Plan Vehicle's capital structure at Closing, to provide no less favorable economic benefits to the holder of such Unvested Company Option. Any assumption and conversion of an Unvested Company Option shall be done in such a manner as to ensure that the holders thereof do not recognize any additional income tax pursuant to Section 409A of the Code as a result of such assumption and conversion.

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(iv)        Company Restricted Shares. Upon the terms and subject to the conditions set forth in this Agreement, each Company Restricted Share award issued pursuant to the Company Share Plans, that remains outstanding as of immediately prior to the Effective Time, shall automatically and without any action on the part of the holders thereof, be assumed and converted into an equity incentive award of Parent on substantially the same terms and subject to the same vesting conditions as were provided to the Company Restricted Share immediately prior to the Effective Time in accordance with Parent's and the Plan Vehicle's capital structure at Closing, to provide no less favorable economic benefits to the holder of such Company Restricted Share award.

Section 3.2 Exchange of Certificates.

(a)          Paying Agent. Prior to the Closing, the Parent Parties shall select a bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the "Paying Agent") and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.

(b)          Exchange Fund. Prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Company Shares represented by ADSs but not including Excluded Shares (other than Dissenting Shares)), pursuant to the provisions of this Article III, an amount of cash equal to the aggregate consideration to which holders of Company Shares (including Company Shares represented by ADSs but not including Excluded Shares (other than Dissenting Shares)) become entitled under this Article III (with respect to Dissenting Shares, an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Paying Agent, as directed by Parent, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America (such cash amount being referred to herein as the "Exchange Fund"). Any interest and other income resulting from such investments shall be paid to Parent.

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(c)          Payment Procedures.

(i)          Promptly following the Effective Time, Holdco, Parent, Midco and the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depositary Trust Company, deliver) to each holder of record (as of immediately prior to the Effective Time) of Company Shares, including Company Shares which immediately prior to the Effective Time were (i) represented by a certificate or certificates (the "Certificates") and (ii) not represented by a certificate or certificates (the "Uncertificated Shares") which were cancelled and exchanged into the right to receive the Per Share Merger Consideration pursuant to Section 3.1(b), (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), and/or (B) instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Merger Consideration payable in respect thereof pursuant to the provisions of this Article III. Upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of the Company Shares represented by such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product of the number of Company Shares represented by such Certificates multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(b) (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled. Upon receipt by the Paying Agent of confirmation by the Company that the Uncertificated Shares have been canceled, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product of the number of such Uncertificated Shares multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1(b) (less any applicable withholding Taxes payable in respect thereof). The Paying Agent shall accept such Certificates and such confirmation by the Company with respect to the Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Company Shares represented by the Certificates and the holders of such Uncertificated Shares on the aggregate Per Share Merger Consideration payable upon the surrender of such Certificates and cancellation of Uncertificated Shares pursuant to this Section 3.2. Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, to evidence only the right to receive an amount in cash equal to the product of the number of Company Shares represented by such Certificates multiplied by the Per Share Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article III.

(ii)         Prior to the Effective Time, the Parent Parties and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (x) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (1) the number of ADSs issued and outstanding immediately prior to the Effective Time multiplied by (2) the Per ADS Merger Consideration and (y) the Depositary will distribute the Per ADS Merger Consideration to ADS holders upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (including withholding Taxes if any) due to or incurred by the Depositary in connection with the cancellation of the ADSs surrendered and distribution of the aggregate Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the ADSs.

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(d)          Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the register of members of the Company, or if the Per Share Merger Consideration is to be paid in a name other than that in which the relevant Company Share is registered in the register of members of the Company, the Per Share Merger Consideration may be paid to a Person other than the Person in whose name the relevant Company Share is registered in the register of members of the Company only upon delivery of evidence to the satisfaction of Parent (or any agent designated by Parent) of such Person's entitlement to the relevant Company Share and if the Person requesting such payment has paid to the Parent Parties (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Company Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e)          Required Withholding. Each of the Parent Parties, the Surviving Company, any of its Subsidiaries, the Paying Agent and the Depositary (and any other Person that has a withholding obligation), as applicable, without double counting, shall be entitled to deduct and withhold or cause to be deducted and withheld from any consideration payable pursuant to this Agreement to any holder of Company Shares (including Company Shares represented by ADSs), Company Options or Company Restricted Shares, or other compensation or equity related payments, such amounts as it reasonably determines it is required to deduct and withhold with respect to the making of such payment under any provisions of applicable Tax Laws.  In the event that any Parent Party determines that any deduction or withholding is required to be made from any Merger Consideration payable pursuant to this Agreement, such Parent Party shall promptly inform the Company in writing of such determination and consult with the Company in good faith regarding such determination. To the extent that any such amounts are so deducted, withheld and remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Parent and Merger Sub have determined that no deduction or withholding is required under any provision of applicable Tax Laws as in effect and as generally interpreted as of the date of this Agreement with respect to the payment of the Per ADS Merger Consideration or the Per Share Merger Consideration pursuant to this Article III. Each former holder of Company Shares (including Company Shares represented by ADSs), Company Options or Company Restricted Shares shall be personally responsible for the proper reporting and payment of all Taxes related to any Merger Consideration or amounts paid under Section 3.1(f), as applicable, payable by such holder under this Agreement.

(f)          No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Depositary, Holdco, Parent, Midco, the Surviving Company or any other Party shall be liable to a former holder of Company Shares (including Company Shares represented by ADSs), Company Options or Company Restricted Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

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(g)          Distribution of Exchange Fund to Midco. Any portion of the Exchange Fund (including proceeds of any investment thereof) that remains undistributed to the holders of the Company Shares or ADSs (other than Excluded Shares (excluding the Dissenting Shares) and ADS representing Excluded Shares) on the date that is one (1) year after the Effective Time shall be paid to Midco upon demand, and any holders of Company Shares or ADSs that were issued and outstanding immediately prior to the Effective Time who have not theretofore received the Per Share Merger Consideration or Per ADS Merger Consideration payable to them in consideration for the cancellation of each of their Company Shares or ADSs representing such Company Shares pursuant to the provisions of this Section 3.2 (whether as a result of their failure to surrender their Certificates or otherwise) shall thereafter look for payment of the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, payable in respect of each of such Company Shares or ADSs solely to the Surviving Company for any claim to the applicable Per Share Merger Consideration or Per ADS Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article III.

Section 3.3 No Further Ownership Rights.  From and after the Effective Time, all Company Shares (including Company Shares represented by ADSs) shall no longer be outstanding, all Company Shares shall automatically be cancelled and cease to exist, and all ADSs shall be surrendered, and each holder of a Company Share or ADSs representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration payable for each of such Company Shares or ADSs upon the cancellation of each of such Company Shares or ADSs in accordance with the provisions of Section 3.2. The Per Share Merger Consideration and the Per ADS Merger Consideration paid for each Company Share or ADS in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares (including Company Shares represented by ADSs). From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares (including Company Shares represented by ADSs) that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates, Uncertificated Shares or ADSs are presented to the Surviving Company for any reason, they shall be surrendered, canceled or exchanged as provided in this Article III.

Section 3.4 Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, an amount in cash equal to the product of the number of Company Shares represented by such Certificates multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 3.1.

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Section 3.5 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

Section 3.6 Treatment of Convertible Notes.

(a)          The 2018 Notes. Pursuant to Section 15.02 of the 2018 Notes Indenture, the holders of the 2018 Notes shall have the option to require the Surviving Company to repurchase all or any portion of their 2018 Notes for a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, through but excluding, the 2018 Fundamental Change Repurchase Date. Furthermore, after the Effective Time but prior to and including the third business day prior to the 2018 Fundamental Change Repurchase Date, each holder of 2018 Notes will be entitled, subject to the terms and conditions of the 2018 Notes Indenture, to convert such holder's 2018 Notes into the right to receive an amount in cash for each one thousand dollars ($1,000) principal amount of 2018 Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the Conversion Rate (as defined in the 2018 Notes Indenture) plus any increase in the conversion rate as determined pursuant to Section 14.03 of the 2018 Notes Indenture to the extent such holder would be entitled to such increase. After the third business day prior to the 2018 Fundamental Change Repurchase Date, each holder of the 2018 Notes, to the extent such holder has not exercised its right to require the Surviving Company to repurchase such holder's 2018 Notes in accordance with the terms of the 2018 Notes Indenture, will be entitled to convert such holder's 2018 Notes into the right to receive an amount in cash for each one thousand dollars ($1,000) principal amount of 2018 Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the Conversion Rate (as defined in the 2018 Notes Indenture) pursuant to Section 14.07 of the 2018 Notes Indenture.

(b)          The 2020 Notes. Pursuant to Section 15.02 of the 2020 Notes Indenture, the holders of the 2020 Notes shall have the option to require the Surviving Company to repurchase all or any portion of their 2020 Notes for a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, through but excluding, the 2020 Fundamental Change Repurchase Date. Furthermore, after the Effective Time but prior to and including the third business day prior to the 2020 Fundamental Change Repurchase Date, each holder of 2020 Notes shall be entitled, subject to the terms and conditions of the 2020 Notes Indenture, to convert such holder's 2020 Notes into the right to receive an amount in cash for each one thousand dollars ($1,000) principal amount of 2020 Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the Conversion Rate (as defined in the 2020 Notes Indenture) plus any increase in the conversion rate as determined pursuant to Section 14.03 of the 2020 Notes Indenture to the extent such holder would be entitled to such increase. After the third business day prior to the 2020 Fundamental Change Repurchase Date, each holder of the 2020 Notes, to the extent such holder has not exercised its right to require the Surviving Company to repurchase such holder's 2020 Notes in accordance with the terms of the 2020 Notes Indenture, will be entitled to convert such holder's 2020 Notes into the right to receive an amount in cash for each one thousand dollars ($1,000) principal amount of 2020 Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the Conversion Rate (as defined in the 2020 Notes Indenture) pursuant to Section 14.07 of the 2020 Notes Indenture.

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(c)          The 2021 Notes. Pursuant to Section 15.02 of the 2021 Notes Indenture, the holders of the 2021 Notes shall have the option to require the Surviving Company to repurchase all or any portion of their 2021 Notes for a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, through but excluding, the 2021 Fundamental Change Repurchase Date. Furthermore, after the Effective Time but prior to and including the third business day prior to the 2021 Fundamental Change Repurchase Date, each holder of 2021 Notes shall be entitled to convert such holder's 2021 Notes into the right to receive an amount in cash for each one thousand dollars ($1,000) principal amount of 2021 Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the Conversion Rate (as defined in the 2021 Notes Indenture) plus any increase in the conversion rate as determined pursuant to Section 14.03 of the 2021 Notes Indenture to the extent such holder would be entitled. After the third business day prior to the 2021 Fundamental Change Repurchase Date, each holder of the 2021 Notes, to the extent such holder has not exercised its right to require the Surviving Company to repurchase such holder's 2021 Notes in accordance with the terms of the 2021 Notes Indenture, will be entitled to convert such holder's 2021 Notes into the right to receive an amount in cash for each one thousand dollars ($1,000) principal amount of 2021 Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the Conversion Rate (as defined in the 2021 Notes Indenture) pursuant to Section 14.07 of the 2021 Notes Indenture.

(d)          As soon as practicable following the Effective Time, the Surviving Company shall pay to each holder of Company Convertible Notes that exercises its right to require the Surviving Company to repurchase such holder's Company Convertible Notes and each holder of Company Convertible Notes that converts instead of exercising its right to require the Surviving Company to repurchase such holder's Company Convertible Notes, the applicable consideration as described in this Section 3.6 in accordance with the terms of the applicable Indenture Agreement.

Section 3.7 Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Company Shares for the purposes of Section 238(8) of the Cayman Companies Law.

Section 3.8 Untraceable Shares.  Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Company Shares or ADSs who are untraceable unless and until they notify the Paying Agent of their current contact details.  A holder of Shares or ADSs will be deemed to be untraceable if (i) such Person has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such Person because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Company Shareholders Meeting has been sent to such shareholder and has been returned undelivered.

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Article IV
Representations and Warranties of the Company

Except as (i) disclosed in the Company SEC Filings filed prior to the date hereof (excluding disclosures contained in the "Risk Factors" and "Forward-Looking Statements" sections thereof, any other forward-looking statements or any other disclosures of risks or uncertainties that are non-specific, of general application, predictive, cautionary or forward-looking in nature set forth therein prior to the date of this Agreement) and (ii) set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to the Parent Parties as follows:

Section 4.1 Organization and Qualification. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each Subsidiary of the Company (each, a "Company Subsidiary") has been duly incorporated or organized, and is validly existing and, where such concept is recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be. Section 4.1 of the Company Disclosure Schedule contains a correct and complete list of all of the Company Subsidiaries, the ownership interest of the Company in each Company Subsidiary, and the ownership interest of any other Person or Persons in each Company Subsidiary. Each of the Company and the Company Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had and would not have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business (and, in the case of the PRC Subsidiaries, duly fulfilled annual information disclosure obligations to the public in accordance with PRC Law), and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had and would not have a Company Material Adverse Effect. The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the Company Memorandum and Articles or equivalent organizational documents, each as amended to date, of each of the Company and the Company Subsidiaries. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. The Company or any Company Subsidiary is not in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

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Section 4.2 Capitalization.

(a)         As of the date of this Agreement, the authorized share capital of the Company consists of $500,000 divided into 378,000,000 Class A Shares and 122,000,000 Class B Shares. As of November 30, 2015, there were (i) 136,911,908 Class A Shares (other than treasury shares) issued and outstanding, (ii) 42,656,903 Class B Shares (other than treasury shares) issued and outstanding, (iii) 14,591,595 Class A Shares held as treasury shares of the Company, which consisted of 9,275,910 Class A Shares repurchased but un-cancelled and 5,315,685 Class A Shares reserved for future issuance upon exercise of vested Company Options, (iv) 0 Class B Shares held as treasury shares of the Company, (v) outstanding vested Company Options to purchase 5,315,685 Company Shares and outstanding unvested Company Options to purchase 1,567,097 Company Shares, (vi) 6,519,218 Company Restricted Shares, and (vii) no Company Shares owned by any Company Subsidiary. All of the outstanding shares in the share capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable. All Company Shares issuable upon vesting of Company Options or Company Restricted Shares have been duly reserved for issuance by the Company, and upon any issuance of such shares in accordance with the terms of the applicable Company Share Plan, will be duly authorized, validly issued and fully paid and non-assessable. As of the date hereof, (i) the initial conversion rate of the 2018 Notes is 9.0119 ADSs per one thousand dollars ($1,000) principal amount of 2018 Notes (which conversion rate is subject to adjustment based on the occurrence of certain events pursuant to the terms of the 2018 Notes Indenture) and the aggregate principal amount of the outstanding 2018 Notes is six hundred million dollars ($600,000,000); (ii) the initial conversion rate of the 2020 Notes is 7.9789 ADSs per one thousand dollars ($1,000) principal amount of 2020 Notes (which conversion rate is subject to adjustment based on the occurrence of certain events pursuant to the terms of the 2020 Notes Indenture) and the aggregate principal amount of the outstanding 2020 Notes is four hundred and fifty million dollars ($450,000,000); and (iii) the initial conversion rate of the 2021 Notes is 8.2799 ADSs per one thousand dollars ($1,000) principal amount of 2021 Notes (which conversion rate is subject to adjustment based on the occurrence of certain events pursuant to the terms of the 2021 Notes Indenture) and the aggregate principal amount of the outstanding 2021 Notes is four hundred and fifty million dollars ($450,000,000).

(b)          Except as set forth in Section 4.2(a), as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued Equity Interests of the Company, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company to issue or sell any of its share capital or other Equity Interests, or securities convertible into or exchangeable for such share capital of, or other Equity Interests in, the Company (which, for purposes of this Agreement, will be deemed to include share appreciation rights, "phantom shares" or other commitments that provide any right to receive value or benefits similar to such share capital, securities or other rights). There are no outstanding Contracts or other obligations of the Company or any Company Subsidiary affecting the voting rights of or requiring the repurchase, redemption, issuance, creation or disposition of, any Equity Interests in the Company. Other than the Company Convertible Notes, there are no issued or outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which the holders of Company Shares may vote.

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(c)          Each outstanding share or other Equity Interest of each Company Subsidiary is duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights and is held, directly or indirectly, by the Company or another Company Subsidiary, and subject to the Laws of the PRC with respect to the PRC Subsidiaries, free of any restriction which prevents the payment of dividends to the Company or any Company Subsidiary.

(d)          Section 4.2(d) of the Company Disclosure Schedule sets forth a true and complete list of the name, jurisdiction of organization and the Company's (or the Company Subsidiary's) percentage ownership of any and all Persons in which the Company or any Company Subsidiary owns, or has the right or obligation to acquire any Equity Interest (other than any Company Subsidiary) with a consideration in excess of $30,000,000 (or an equivalent amount in RMB) as of the date hereof (collectively, the "Investments"). All of the Investments are owned by the Company or by a Company Subsidiary Except for the share capital and other ownership interests of the Company Subsidiaries and the Investments, the Company does not own, directly or indirectly, any share capital or other voting or equity securities or interests in any Person that is material to the business of the Company and the Company Subsidiaries, taken as a whole.

(e)          The Company does not have any secured creditors holding a fixed or floating security interest.

Section 4.3 Corporate Authority; Approval and Fairness.

(a)          The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, subject only to the authorization and approval of this Agreement, the Plan of Merger and the Merger by the Shareholder Approval. No other corporate authorizations on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, subject, in each case, to the Shareholder Approval. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the Parent Parties, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

(b)          On the date of this Agreement, (i) the Special Committee has received from J.P. Morgan Securities (Asia Pacific) Limited (the "Company Financial Advisor"), its written opinion dated the date of this Agreement, to the effect that, subject to the limitations, qualifications and assumptions set forth therein, that as of the date of this Agreement the Per Share Merger Consideration to be received by the Unaffiliated Holders of Company Shares (other than Excluded Shares) and the Per ADS Merger Consideration to be received by the Unaffiliated Holders of the ADSs (other than ADSs representing Excluded Shares) is fair, from a financial point of view, to such Unaffiliated Holders and (ii) the Company Board (acting upon the unanimous recommendation of the Special Committee) has unanimously determined that this Agreement, the Plan of Merger and the Merger, are fair to and in the best interest of the Company and its shareholders, and validly adopted resolutions by a unanimous vote approving this Agreement, directing that this Agreement, the Plan of Merger and the Merger be submitted to the holders of Company Shares for their authorization and approval, and recommending to the shareholders of the Company that they authorize and approve this Agreement, the Plan of Merger and the Merger in accordance with the Cayman Companies Law (the "Company Recommendation").

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Section 4.4 No Conflict; Required Filings and Consents.

(a)          The execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, will not, (i) assuming the Shareholder Approval is obtained, conflict with or violate any provision of the Company Memorandum and Articles or any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) will have been obtained prior to the Effective Time, all filings and notifications described in Section 4.4(b) will have been made and any waiting periods or approvals thereunder will have terminated, expired or been obtained prior to the Effective Time and the Shareholder Approval is obtained, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (iii) violate, conflict with, require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for matters that would not have a Company Material Adverse Effect.

(b)          The execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, including the Merger, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for any consent, approval, authorization, filing or notification required under any U.S. federal or state securities Laws or the rules and regulations of NYSE, including the joining of the Company in the filing of the Rule 13E-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the "Schedule 13E-3") and the furnishing of Form 6-K with the Proxy Statement, (ii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies and publication of notice of the Merger in the Cayman Islands Government Gazette in each case as required by the Cayman Companies Law, (iii) for the PRC Required Approvals, or (iv) where the failure to obtain such consents, approvals or authorizations, or to make such filings or notifications would not (x) prevent or materially delay the consummation of the Merger, or (y) as would not have a Company Material Adverse Effect.

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Section 4.5 Compliance with Laws; Permits.

(a)          To the Knowledge of the Company, (i) each of the businesses of the Company or any Company Subsidiary is, and since December 31, 2012 has been, conducted in compliance in all material respects with all Laws applicable to the Company or such Company Subsidiary or by which any property, asset or right of the Company or such Company Subsidiary is bound, except for any non-compliance which has not had a Company Material Adverse Effect, (ii) the Company is in material compliance with the applicable listing, corporate governance and other rules and regulations of NYSE, (iii) each of the Company and the Company Subsidiaries holds all material Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties, (iv) each of the Company and the Company Subsidiaries is in compliance in all material respects with the terms of such Permits, and (v) no such Permit shall cease to be effective as a result of the transactions contemplated by this Agreement.

(b)          To the Knowledge of the Company, each holder of Company Shares, Company Options and/or Company Restricted Shares who is a PRC resident, employee of the Company and/or the relevant Company Subsidiary, and subject to any of the registration or reporting requirements of SAFE Circular 7, SAFE Circular 37 or any other applicable SAFE rules and regulations (collectively, the "SAFE Rules and Regulations"), has complied, in all material respects, with such reporting and/or registration requirements under the SAFE Rules and Regulations with respect to its investment in the Company. Neither the Company nor, to the Knowledge of the Company, such holder has received any oral or written inquiries, notifications, orders or any other forms of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations.

Section 4.6 SEC Filings; Financial Statements.

(a)          Company SEC Filings. The Company has timely filed or furnished, as applicable, all forms, reports and other documents required to be filed or furnished by it with the SEC, as the case may be, since March 30, 2011 (collectively, the "Company SEC Filings"). Each Company SEC Filing (i) as of its date, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act, as the case may be, and (ii) did not, at the time it was filed or furnished (or, if amended, at the time (and taking into account the content) of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, as of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Filings. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Filings is the subject of outstanding SEC investigation or ongoing SEC review.

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(b)          Financial Statements. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Filings (collectively, the "Company Financial Statements") was prepared, or, in the case of Company Financial Statements filed after the date hereof, will be prepared, in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by the Exchange Act) on a consistent basis during the periods indicated (except as may be indicated in the notes thereto), and each presented fairly, or, in the case of Company Financial Statements filed after the date hereof, will present fairly, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof, and the consolidated results of operations and cash flows and statements of shareholders equity of the Company and the Company Subsidiaries for the respective periods indicated therein are, or, in the case of Company Financial Statements filed after the date hereof, will be, correct and complete in all material respects.

(c)          Internal Controls.

(i)          The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements of the Company and any Company Subsidiary for external purposes in accordance with GAAP.

(ii)         The Company has established and maintain disclosure controls and procedures as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act reasonably designed to ensure that all material information concerning the Company and any Company Subsidiary required to be disclosed by the Company in the reports it files under the Exchange Act is made known to, within the time periods specified in the SEC's rules and related forms, the Company's chief executive officer and chief financial officer (or persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure. Since December 31, 2012, neither the Company nor, to the Knowledge of the Company, its independent registered public accounting firm has identified or been made aware of any "significant deficiencies" or "material weaknesses" (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. To the Knowledge of the Company, since December 31, 2012, there has been, no fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. Since the date of the Company's most recently filed annual report under the Exchange Act, there have been no changes in the Company's internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting. As used in this Section 4.6(c)(iii), the term "file" shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

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Section 4.7 No Undisclosed Liabilities. None of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise, including any outstanding Indebtedness or any commitments therefor) of the type that would be required to be reflected on or reserved against it in a consolidated balance sheet of the Company and the Company Subsidiaries prepared in accordance with GAAP, except for liabilities or obligations (i) which have not had and would not have a Company Material Adverse Effect, (ii) that were incurred after December 31, 2014, in the ordinary course of business consistent with past practice, (iii) that were set forth in the Company's consolidated balance sheet as of December 31, 2014 included in the Company Financial Statements prior to the date hereof, or (iv) that were required to be incurred pursuant to the transactions contemplated by this Agreement.

Section 4.8 Absence of Certain Changes or Events. From December 31, 2014 through the date of this Agreement, (i) the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice, and (ii) there has not been any Company Material Adverse Effect.

Section 4.9 Company Plans; Employees and Employment Practices.

(a)          All benefit and compensation plans (including the Company Share Plans) (the "Company Plans") covering current or former employees of the Company and the Company Subsidiaries are listed in Section 4.9 of the Company Disclosure Schedule. True and complete copies of each Company Plan, including all amendments thereto, have been provided or made available to Parent. Since December 31, 2014 there has been no material change, amendment, modification to, or adoption of, any Company Plan.

(b)          Except as otherwise specifically provided in this Agreement regarding the Company Options or the Company Restricted Shares, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director, officer or employee of the Company or any of the Company Subsidiaries under any of the Company Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c)          There is no outstanding Order against the Company Plans that would have a Company Material Adverse Effect.

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Section 4.10 Labor and Employment Matters. Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement, trade union, works council or other labor union Contract applicable to persons employed by it, nor is an such agreement presently being negotiated by the Company or any Company Subsidiary, and there are no labor unions, works councils or other organizations representing, purporting to represent or, to the Knowledge of the Company, attempting to represent (including organizational campaigns, petitions or other unionization activities) any employee of the Company or any Company Subsidiary. Except for matters that have not and would not have a Company Material Adverse Effect, (a) no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred or, to the Knowledge of the Company, been threatened or is anticipated with respect to any employee of the Company or any Company Subsidiary, and (b) there are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of the Company, threatened or anticipated with respect to any employee of the Company or any Company Subsidiaries. Except as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with all applicable Laws relating to employment and employment practices, workers' compensation, terms and conditions of employment, worker safety, wages and hours, civil rights, discrimination, immigration and collective bargaining.

Section 4.11 Contracts.

(a)          Except for (A) this Agreement, (B) any Contract filed as an exhibit to the Company SEC Filings and (C) as set forth in Section 4.11(a) of the Company Disclosure Schedule, as of the date hereof, none of the Company or the Company Subsidiaries is a party to or bound by any Contract (a "Company Material Contract") that:

(i)          would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act or would be required to be disclosed pursuant to Item 7B of Form 20-F under the Exchange Act;

(ii)         relates to a joint venture, partnership, limited liability or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, Person or joint venture or relates to business cooperation or otherwise that is material to the business of the Company and the Company Subsidiaries, taken as a whole;

(iii)        relates to any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract relating to Indebtedness (in any case, whether incurred, assumed, guaranteed or secured by any asset of the Company or any Company Subsidiary) in excess of $10,000,000 (or an equivalent amount in RMB);

(iv)        prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of the Company Subsidiaries, prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary;

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(v)         relates to any acquisition by the Company or any Company Subsidiary of assets or capital stock or other equity interests of another person for aggregate consideration under such Contract (or series of related Contracts) in excess of $30,000,000 (other than acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business) for which a binding agreement has been entered into but has not been closed or consummated;

(vi)        involves any directors, executive officers (as such term is defined in the Exchange Act) or five percent (5%) stockholders of the Company or any of their respective Affiliates (other than the Company or any Company Subsidiary) or immediate family members, under which there are material rights or obligations outstanding;

(vii)       is material to the Company and the Company Subsidiaries, taken as a whole, and contains any covenant that (A) limits the ability of the Company or any Company Subsidiary (or, after the Effective Time, Holdco, Parent, Midco, the Surviving Company, or their respective Subsidiaries) to engage in any line of business or to compete with any Person or operate at any location, (B) could require the disposition of any material assets (including the assignment or transfer of, or licensing or grant of any other rights (including any covenant not to sue, option, right of first refusal, and right of first offer) under, any Company Intellectual Property Right) or line of business of the Company or any Company Subsidiary (or, after the Effective Time, Holdco, Parent, Midco, the Surviving Company, or their respective Subsidiaries), or (C) prohibits or limits the right of the Company or any Company Subsidiary to make, sell or distribute any products or services;

(viii)      is material to the Company and the Company Subsidiaries, taken as a whole, and contains any covenant granting "most favored nation" status that, following the Merger, would apply to or be affected by actions taken by Holdco, Parent, Midco, the Surviving Company and/or their respective Subsidiaries or Affiliates;

(ix)         provides for indemnification by the Company or any Company Subsidiary of any Person, except for any such Contract that is (A) not material to the Company or any Company Subsidiary and (B) entered into in the ordinary course of business; or

(x)          under which the Company or the Company Subsidiaries acquired any right, title or interest in, under or to any material Company Intellectual Property Rights (other than non-exclusive licenses or sublicenses that are available to the public generally and were obtained by the Company or Company Subsidiaries in the ordinary course of business) and under which the Company or Company Subsidiaries granted to any third party any right, title or interest in, under or to any material Company Intellectual Property Rights (other than a non-exclusive license or sublicense granted in the ordinary course of business).

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(b)          Except as would not have a Company Material Adverse Effect, (i) each Company Material Contract is a legal, valid and binding obligation of the Company or a Company Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Company Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) to the Knowledge of the Company, each Company Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, (iii) neither the Company nor any Company Subsidiary and, to the Knowledge of the Company, no counterparty, is or is alleged to be in material breach or violation of, or material default under, any Company Material Contract, (iv) neither the Company nor any Company Subsidiary has received any claim of material default under any Company Material Contract, (v) to the Knowledge of the Company, no event has occurred which would result in a material breach or violation of, or a material default under, any Company Material Contract (in each case, with or without notice or lapse of time or both) and (vi) the Company has not received any notice from any other party to any Company Material Contract, and otherwise has no Knowledge that such Third Party intends to terminate, or not renew any Company Material Contract, or is seeking the renegotiation thereof in any material respect or substitute performance thereunder in any material respect.

Section 4.12 Litigation. (i) There is no material legal, administrative, arbitral or other suit, claim, action, inquiry, mediation, proceeding or investigation of any nature (whether sounding in contract, tort, equity or otherwise) (each, an "Action") pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, which if adversely adjudicated or determined against the Company or the relevant Company Subsidiary would have a Company Material Adverse Effect and (ii) none of the Company or any of the Company Subsidiaries or any property or asset of the Company or any Company Subsidiary is subject to or bound by any material outstanding Order, which if not complied with would have a Company Material Adverse Effect.

Section 4.13 Environmental Matters. Except as would not have a Company Material Adverse Effect, the Company and each Company Subsidiary have complied and are in compliance in all material respects with all Environmental Laws and have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law, and all such permits, licenses and other authorizations are in full force and effect.

Section 4.14 Intellectual Property.

(a)          Except as set forth on Section 4.14(a) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries own and possess all right, title and interest, free and clear of all Liens (other than license agreements executed in the ordinary course of business and permitted Liens), or have valid and enforceable license rights under all patents, patent applications, trademarks, service marks, tradenames, copyrights, databases, domain names, social media accounts and other intellectual or industrial property rights that (i) the Company or Company Subsidiaries purport to have any right, title or interest in or to, and/or (ii) are used or exploited in the business or activities of the Company or Company Subsidiaries (collectively, the "Company Intellectual Property Rights").

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(b)          Except as set forth on Section 4.14(b) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, (i) there is not pending against the Company or any of the Company Subsidiaries, any Action by any third party contesting the validity, enforceability, ownership or other right, title or interest of any Company Intellectual Property Right; (ii) to the Knowledge of the Company, all patent rights within the Company Intellectual Property Rights and all registered Company Intellectual Property Rights and applications therefor have been duly filed or registered (as applicable) with the applicable Governmental Entity or other applicable person, have been maintained, including the submission of all necessary filings and fees in accordance with the legal, administrative and other requirements, and have not lapsed, expired or been abandoned; (iii) to the Knowledge of the Company, no Company Intellectual Property Rights have been infringed, misappropriated, unlawfully used or otherwise violated by any third party; (iv) to the Knowledge of the Company, there is no unauthorized use, disclosure, misappropriation or other violation of any Company Intellectual Property Rights by any current or former officer, manager, director, stockholder, member, employee, consultant or independent contractor of the Company or the Company Subsidiaries; (v) the Company and the Company Subsidiaries have taken reasonable steps to protect the confidentiality and value of their trade secrets and other know-how; and (vi) no Company Intellectual Property Rights (or any tangible embodiment thereof) are subject to any outstanding Order and is not subject to any Contract or other arrangement restricting or limiting the use, transfer, delivery or licensing thereof by the Company or any Company Subsidiary.

(c)          Except as set forth on Section 4.14(c) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, (i) to the Knowledge of the Company, the business or activities of the Company and the Company Subsidiaries (including the commercialization and exploitation of the products and services of the Company and the Company Subsidiaries) have not in the past three (3) years and do not infringe, misappropriate, unlawfully use or otherwise violate any intellectual property or industrial rights of any third party; and (ii) to the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has received any written notice or other written communication asserting that the business or activities of the Company or any of the Company Subsidiaries (including the commercialization and exploitation of the products and services of the Company or the Company Subsidiaries) infringe, misappropriate, unlawfully use or otherwise violate any intellectual property or industrial rights of any third party.

(d)          To the Knowledge of the Company, the Company has not incorporated into or used in the delivery of any product or service of the Company or the Company Subsidiaries any software distributed as "open source software" or under a similar licensing or distribution model ("Open Source Software") in any manner that would (i) create, or purport to create, obligations with respect to Company Intellectual Property Rights or grant, or purport to grant, to any third party, any rights or immunities under any material Company Intellectual Property Rights or (ii) impose any material limitation, restriction or condition on the right of the Company to use or distribute any material Company Intellectual Property. With respect to any Open Source Software that is or has been used by the Company or the Company Subsidiaries in any way, to the Knowledge of the Company, the Company and the Company Subsidiaries have been and are in material compliance with all applicable licenses with respect thereto.

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(e)          Except as set forth on Section 4.14(e) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, neither the Company nor the Company Subsidiaries have entered into any contract or other arrangement to indemnify any person against any charge of infringement, misappropriation, unauthorized use or other violation of any intellectual property or industrial rights.

(f)          Neither the execution, delivery or performance of this Agreement or any ancillary agreement contemplated hereby nor the consummation of the transactions contemplated hereby will contravene, conflict with or result in any limitation on the Parent Parties' or any of their respective Affiliates', or on the Company's or any Company Subsidiary's, right, title or interest in or to any Company Intellectual Property Rights.

(g)          All current officers, employees and consultants of the Company and the Company Subsidiaries are subject to the Company's code of conduct which contains provisions regarding the protection of proprietary information and the assignment to the Company of any intellectual property or industrial rights arising from services performed for the Company or the Company Subsidiaries.

Section 4.15 Taxes.

(a)          All material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary through the date hereof have been timely filed in accordance with applicable Law. All such material Tax Returns (taking into account all amendments thereto) are true, correct, and complete in all material respects and were prepared in compliance with applicable Law. To the Knowledge of the Company, no claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file material Tax Returns that the Company or any Company Subsidiary is or may be subject to material Taxes in such jurisdiction.

(b)          All material amounts of Taxes (whether or not shown on a Tax Return) of the Company and each Company Subsidiary due and payable have been timely paid, other than such Taxes that are being contested in good faith and that have been adequately reserved against in accordance with GAAP on the face of the balance sheets (rather than in any notes thereto) contained in the most recent financial statements included in the Company SEC Filings prior to the date hereof.

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(c)          Except as set forth on Section 4.15(c) of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect, no deficiencies for any material amount of Taxes have been proposed or assessed in writing against the Company or any Company Subsidiary by any Governmental Entity, and neither the Company nor any Company Subsidiary has received any written notice of the expected commencement of any, audits, examinations, investigations, claims or other proceedings in respect of any material amount of Taxes of the Company or any Company Subsidiary.

(d)          Each of the Company and the Company Subsidiaries has duly and timely withheld and paid to the appropriate Governmental Entity all material amounts of Taxes required to have been withheld and paid in connection with any amounts paid or owing.

(e)          There are no Liens or other security interests upon any property or assets of the Company or any Company Subsidiary for Taxes, except for Liens for Taxes not yet due and payable and for which adequate reserves have been established in accordance with GAAP.

(f)          To the Knowledge of the Company, the Company was not, for the taxable year ended December 31, 2014, treated as a "passive foreign investment company" within the meaning of Section 1297 of the Code.

(g)          Except as would not have a Company Material Adverse Effect, each Company Subsidiary located in the PRC has, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied with all requirements in all material respects imposed by such Governmental Entities.

(h)          None of the Company Subsidiaries located in the PRC has received any written notice with respect to suspension, repeal, reduction, revocation, cancellation or any other changes (including retroactive changes) of any material Tax Incentive enjoyed by it. No submissions made by or on behalf of the Company or any Company Subsidiary to any Governmental Entity in connection with obtaining any Tax Incentive contained any material misstatement or omission that would have affected the granting of such Tax Incentive.

Section 4.16 Insurance. Except as would not have a Company Material Adverse Effect (a) all material insurance policies, programs and arrangements relating to the business, assets, liability and operations of the Company and the Company Subsidiaries are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder and (b) as of the date of this Agreement, the Company has no reason to believe that it or any Company Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted.

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Section 4.17 Real Estate

(a)          Section 4.17(a) of the Company Disclosure Schedule lists the location of each parcel of real property in which the Company or any of the Company Subsidiaries holds any title ownership or land use rights where title ownership is not available to private parties in the jurisdiction in which such real property is located ("Owned Real Property") which is material to the business of the Company and the Company Subsidiaries taken as a whole. Except as would not have a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries holds good and valid title to, or valid land use rights with respect to, each parcel of Owned Real Property free and clear of all Liens and encumbrances, except Permitted Encumbrances and (ii) each of the Company and the Company Subsidiaries has paid in full any and all amounts (including, if applicable, land grant premiums) required under applicable Law in connection with securing such title or land use rights.

(b)          Section 4.17(b) of the Company Disclosure Schedule lists the location of each parcel of real property leased by the Company or a Company Subsidiary ("Leased Real Property") which is material to the business of the Company and the Company Subsidiaries taken as a whole. Except as would not have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has a valid leasehold interest in all of its Leased Real Property free and clear of any and all Liens and encumbrances, except Permitted Encumbrances.

(c)          Except as would not have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any and all Liens and encumbrances, except Permitted Encumbrances. Such personal property and Owned Real Property and Leased Real Property (taken as a whole) are in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not have a Company Material Adverse Effect.

Section 4.18 Brokers. Other than the Company Financial Advisors, the fees and expenses of which will be paid by the Company, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder's, financial advisor's or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has provided to Parent a copy of the engagement letter of each of the Company Financial Advisors and such engagement letters have not been amended or modified.

Section 4.19 Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement or "poison pill" or similar agreement or plan. No "business combination," "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation (save for the Cayman Companies Law) or any similar anti-takeover provision in the Company Memorandum and Articles that is applicable to the Company, the Company Shares, the Merger or any other transactions contemplated hereby.

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Section 4.20 No Additional Representations. Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Parent Parties or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to the Parent Parties or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each Parent Party acknowledges the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

Article V
Representations and Warranties of the Parent parties

Except as set forth in the Parent Disclosure Schedule, the Parent Parties jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification. Each Parent Party is duly incorporated, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation. Each Parent Party has the requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Parent Party is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association or equivalent organizational documents as in effect as of the date hereof of Midco and Merger Sub, respectively. Such memorandum and articles of association or equivalent organizational documents are in full force and effect. No Parent Party is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents.

Section 5.2 Capitalization.

(a)          As of the date of this Agreement, the authorized share capital of Midco consists solely of 50,000 ordinary shares, par value $1.00 per share, of which one (1) ordinary share of Midco is issued and outstanding, which share is duly authorized, validly issued, fully paid and non assessable.

(b)          As of the date of this Agreement, the authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value $1.00 per share, of which one (1) ordinary share is issued and outstanding, which share is duly authorized, validly issued, fully paid and non assessable. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Midco, free and clear of any Lien.

(c)          Except for obligations or liabilities incurred in connection with its formation and/or related to the transactions contemplated hereby, each Parent Party has not incurred and will not, prior to the Effective Time, incur, directly or indirectly, any obligations or liabilities.

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Section 5.3 Authority. Each Parent Party has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each Parent Party and the consummation by each Parent Party of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of such Parent Party, and no other corporate proceedings on the part of such Parent Party and no vote of such Parent Party's shareholders are necessary to authorize this Agreement and the Plan of Merger or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly authorized and validly executed and delivered by each Parent Party and, assuming this Agreement has been duly authorized, executed and delivered by the Company, this Agreement constitutes a legal, valid and binding obligation of such Parent Party, enforceable against such Parent Party in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.4 No Conflict; Required Filings and Consents

(a)          The execution and delivery by the Parent Parties of this Agreement do not, and the performance by the Parent Parties of this Agreement and the consummation by the Parent Parties of the Merger and the other transactions contemplated hereby, will not (i) conflict with or violate any provision of the memorandum and articles of association or similar organizational documents of any Parent Party, (ii) assuming that all consents, approvals and authorizations described in Section 5.4(b) will have been obtained prior to the Effective Time and all filings and notifications described in Section 5.4(b) will have been made and any waiting periods thereunder will have terminated or expired prior to the Effective Time, conflict with or violate any Law applicable to the Parent Parties or by which any property or asset of any Parent Party is bound or affected or (iii) result in any breach of, any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of any Parent Party pursuant to any Contract to which such Parent Party is a party or by which such Parent Party or any property or asset of such Parent Party is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the transactions contemplated hereby by any Parent Party or otherwise be materially adverse to the ability of the Parent Parties to perform their obligations under this Agreement.

(b)          The execution and delivery by the Parent Parties of this Agreement do not, and the performance by the Parent Parties of this Agreement and the consummation by the Parent Parties of the Merger and the other transactions contemplated hereby, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other Person, except (i) for any consent, approval, authorization, filing or notification required under by any federal or state securities Laws or the rules and regulations of NYSE, including the joining of the Company in the filing of the Rule 13e-3 Transaction Statement on Schedule 13E-3 and the furnishing of Form 6-K with the Proxy Statement, (ii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies and publication of notice of the Merger in the Cayman Islands Government Gazette in each case as required by the Cayman Companies Law, (iii) the PRC Required Approvals or (iv) any actions or filings the absence of which would not, individually or in the aggregate, prevent or materially delay consummation of any of the transactions contemplated hereby by any Parent Party or otherwise be materially adverse to the ability of the Parent Parties to perform their obligations under this Agreement.

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Section 5.5 Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of Parent, threatened against the Parent Parties or any of their respective Affiliates, or any property or asset of any Parent Party which would reasonably be expected to, individually or in the aggregate, prevent or materially delay consummation of any of the transactions contemplated hereby by any Parent Party or otherwise be materially adverse to the ability of the Parent Parties to perform their obligations under this Agreement. No Parent Party nor any property or asset of any Parent Party is subject to any outstanding Order that would reasonably be expected to, individually or in the aggregate, prevent or materially delay consummation of any of the transactions contemplated hereby by any Parent Party or otherwise be materially adverse to the ability of the Parent Parties to perform their obligations under this Agreement.

Section 5.6 Financing.

(a)          The Parent Parties have delivered to the Company true and complete copies of the commitment letters, dated as of the date of this Agreement, from China Merchants Bank Co., Ltd. (collectively, the "Debt Financing Commitments"), regarding the amounts set forth therein for the purposes of financing the Merger and the other transactions contemplated hereby, and related fees and expenses (the "Debt Financing"). The Parent Parties have delivered to the Company true and complete copies of the equity commitment letters, dated as of the date of this Agreement, from the Equity Investors (collectively, the "Equity Financing Commitments" and together with the Debt Financing Commitments, the "Financing Commitments"), regarding the proposed equity investments set forth therein (the "Equity Financing" and together with the Debt Financing, the "Financing"). The Financing Commitments are in full force and effect as of the date hereof and are the legal, valid and binding obligations of the Parent Parties party thereto and, to the Knowledge of Parent, of the other parties thereto (including the applicable borrowers), in accordance with the terms and conditions thereof, subject to the Bankruptcy and Equity Exception. Parent has also delivered to the Company a true and complete copy of any fee letter in connection with the Debt Financing Commitments (it being understood that any such fee letter provided to the Company may be redacted to omit the numerical fee amounts provided therein) (any such fee letter, a "Fee Letter").

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(b)          Assuming (A) the Financing is funded in accordance with the Equity Financing Commitments and the Debt Financing Commitments, as applicable, (B) the Founder Securities are cancelled in accordance with Section 3.1(b) and (C) the satisfaction of the conditions to the obligation of the Parent Parties to consummate the Merger as set forth in Section 7.1 and Section 7.2 or the waiver of such conditions, the Parent Parties will have at and after the Closing funds sufficient to pay the aggregate amount of consideration payable to the holders of Company Shares (including Company Shares represented by ADSs) in accordance with Section 3.1(c) (the "Merger Consideration"), the aggregate amount of consideration payable in respect of Company Options and Company Restricted Shares in accordance with Section 3.1(f), any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated hereby (including any applicable consideration to the holders of Company Convertible Notes pursuant to Section 3.6 or repurchase of any Company Convertible Notes in accordance with the terms of the applicable Indenture Agreement), and all related fees and expenses payable by the Parent Parties in connection with such transactions. The obligations of the financing sources to fund the commitments under the Financing Commitments are not subject to any contractual conditions other than as set forth in the Financing Commitments, and the subscription agreements attached to the Equity Financing Commitments do not contain any condition to which any Equity Investor's obligation to fund its Equity Financing under its Equity Financing Commitment is subject other than those set forth in the first sentence of Section 2 of the Equity Financing Commitments.

(c)          As of the date of the Agreement, each of the Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of the Parent Parties party thereto and the other parties thereto, has not been amended or modified, to the Knowledge of Parent, no such amendment or modification is contemplated, the obligations and commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect and to the Knowledge of Parent, no such withdrawal, termination or restriction is contemplated. The Parent Parties have fully paid any and all fees, if any, that are payable on or prior to the date hereof under the Financing Commitments and will pay when due all other fees arising under the Financing Commitments as and when they become due and payable thereunder. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of the Parent Parties party thereto or, to the Knowledge of Parent, any other parties thereto, under the Financing Commitments, or would otherwise excuse or permit the financing sources to refuse to fund their respective obligations under the Financing Commitments. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein, and there are no side letters or other oral or written Contracts related to the funding of the full amount of the Financing to which any Parent Party or any of its Subsidiaries is a party other than (i) as expressly set forth in the Financing Commitments, and (ii) customary engagement letters and the Fee Letters.

Section 5.7 Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder's, financial advisor's or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of any Parent Party for which the Company could have any liability prior to Closing.

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Section 5.8 Limited Guarantees. Concurrently with the execution of this Agreement, each Guarantor has delivered to the Company a duly executed Limited Guarantee with respect to certain matters on the terms specified therein. Each of the Limited Guarantees is in full force and effect and constitutes a valid, binding and enforceable obligation of the applicable Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of any Guarantor under any Limited Guarantee.

Section 5.9 Ownership of Company Shares. As of the date hereof, other than (i) 1,837,288.5 Class A Shares and 29,340,466 Class B Shares held by Global Village, (ii) 112,500 Class A shares held by Mr. Hongyi Zhou and (iii) 2,040,780 Class A Shares and 12,099,307 Class B Shares held by Young Vision, none of the Parent Parties beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

Section 5.10 Independent Investigation. The Parent Parties have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the Company Subsidiaries, which investigation, review and analysis was performed by the Parent Parties, their respective Affiliates and Representatives. Each Parent Party acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and the Company Subsidiaries for such purpose. In entering into this Agreement, each Parent Party acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, the Company Subsidiaries or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 5.11 Buyer Group Contracts. Except as set forth in Section 5.11 of the Parent Disclosure Schedules (the Contracts set forth therein, the "Buyer Group Contracts"), there are no agreements, arrangements or understandings, whether or not legally enforceable, with respect to any security of the Company between or among two or more of the following persons: the Equity Investors, the Parent Parties, the Founder Securityholders, the Guarantors and any of their respective Affiliates. None of Parent, Merger Sub and any of their respective Affiliates has entered into any arrangements with any member of the Company's management or any other Company employee that contain any terms that prohibit or restrict such member of management or such employee from taking any action that the Company is permitted to take pursuant to Section 6.4.

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Section 5.12 Non-Reliance on Company Estimates. The Company has made available to the Parent Parties, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and the Company Subsidiaries and certain plan and budget information. Each Parent Party acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each Parent Party acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that the Parent Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that no Parent Party is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, the Company Subsidiaries or their respective Affiliates and Representatives, and each Parent Party shall not, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Article VI
Covenants

Section 6.1 Conduct of Business Pending the Closing

(a)          Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, except as set forth in Section 6.1(a) of the Company Disclosure Schedule, as otherwise expressly permitted by this Agreement, as required by applicable Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to use commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice in all material respects. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 6.1(a) of the Company Disclosure Schedule, as otherwise expressly permitted by this Agreement, as required by applicable Law or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions (it being understood that if any action is permitted by any of the following subsections, such action shall be permitted under Section 6.1(a)):

(i)        amend or otherwise change the Company Memorandum and Articles or equivalent organizational documents of the Company Subsidiaries;

(ii)       issue, deliver, sell, pledge, transfer, encumber or otherwise dispose of, or authorize, propose or agree to the issuance, delivery, sale, pledge, transfer, encumbrance or disposition of, any shares of any class or series of its share capital or other Equity Interests of the Company and any of the Company Subsidiaries, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its share capital or other Equity Interests of the Company and any of the Company Subsidiaries (other than (i) pursuant to the vesting of Company Options, or Company Restricted Shares existing on the date hereof on the terms in effect on the date hereof, (ii) pursuant to any Contract in effect on the date of this Agreement, (iii) grants to employees or directors of Company Options and Company Restricted Shares issued in the ordinary course of business, or (iv) the transfer or other disposition of securities between or among the Company and the Company Subsidiaries.

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(iii)      declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its share capital (other than dividends paid by a direct or indirect Company Subsidiary to the Company or to any Company Subsidiary), or enter into any agreement with respect to the voting of its share capital that is inconsistent with the transaction contemplated hereby;

(iv)      reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any of its share capital or other Equity Interests, or securities convertible or exchangeable into or exercisable for any of its share capital or other Equity Interests, except pursuant to the exercise or settlement of employee severance, retention, termination, change of control and other contractual rights existing on the date hereof on the terms in effect on the date hereof;

(v)       acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets thereof, or make any loan, advance or capital contribution to, or investment in, any Person or any division thereof, except any such acquisitions, loans, advances, contributions or investments that are consistent with past practice and are for consideration not in excess of $50,000,000 (or an equivalent amount in RMB) individually and $200,000,000 (or an equivalent amount in RMB) in the aggregate for all such transactions by the Company and the Company Subsidiaries;

(vi)      incur any Indebtedness or issue any debt securities or other Contracts evidencing Indebtedness or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person for Indebtedness, except for (A) Indebtedness incurred under the Company's or any Company Subsidiary's existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness, (B) Indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices in a principal amount not in excess of $50,000,000 (or an equivalent amount in RMB) for all such Indebtedness by the Company and the Company Subsidiaries in the aggregate and (C) Indebtedness owed by any Company Subsidiary to the Company or any other Company Subsidiary.

(vii)     grant any Lien on any of its assets, other than Liens granted in connection with any Indebtedness permitted under Section 6.1(a)(vi);

(viii)    sell, transfer, assign or otherwise dispose of (including, by merger, consolidation, or sale of stock or assets) any entity, business, assets, rights or properties of the Company or any Company Subsidiary having a current value in excess of $80,000,000 (or an equivalent amount in RMB) in the aggregate except (A) dispositions in the ordinary course of business of obsolete, surplus or worn-out assets or assets that are no longer useful in the conduct of the business of the Company and the Company Subsidiaries; (B) transfers among the Company and the Company Subsidiaries; or (C) in the ordinary course of business consistent with past practice (which for the avoidance of doubt and without limitation to the foregoing shall be deemed to include the sale or other disposition of supply or inventory in the ordinary course of business);

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(ix)         sell, transfer, assign, license, grant any other rights (including any covenant not to sue, option, right of first refusal, and right of first offer) under, or otherwise dispose of (including, by merger, consolidation or sale of stock or assets), abandon, permit to lapse, permit to be subject to any Lien, or fail to maintain any material Company Intellectual Property Right other than cancellation, abandonment, permitting to lapse, disposal of, or expire such Company Intellectual Property Rights that are no longer used or useful in any of the Company's or its Subsidiaries' respective businesses or pursuant to Contracts in effect prior to the date hereof, or disclose to any Person any confidential information (except for disclosure of confidential information in the ordinary course of business consistent with past practice, pursuant to appropriate confidentiality agreements, pursuant to non-exclusive licenses of Intellectual Property granted by the Company or any Company Subsidiary to its customers in the ordinary course of business consistent with past practice, or pursuant to obligations to maintain the security and confidentiality thereof arising by operation of law);

(x)          authorize, or make any commitment with respect to, any single capital expenditure in excess of $30,000,000 (or an equivalent amount in RMB) or capital expenditures for the Company and the Company Subsidiaries in excess of $100,000,000 (or an equivalent amount in RMB) in the aggregate;

(xi)         except (i) to the extent required under any Company Plan as existing on the date hereof, (ii) as may be required pursuant to the terms of employment, severance, retention, change in control, consulting, termination or similar type of Contract existing as of the date hereof, (iii) as expressly permitted pursuant to Section 3.1(f) in the case of any acceleration or cancellation of equity awards under the Company Share Plans and (iv) in the ordinary course of business and in a manner consistent with past practice, (A) grant or announce any stock option, equity, equity-linked or incentive awards, (B) pay or agree to pay any pension, retirement allowance, termination or severance pay, bonus or other employee benefit not required by any existing Company Plans, or (C) enter into or adopt any new, or materially increase benefits under or renew, amend or terminate any existing Company Plan or benefit arrangement or any collective bargaining agreement;

(xii)        except as may be required by GAAP or as a result of a change in Law, make any material change in accounting principles, policies, practices, procedures or methods used by the Company;

(xiii)       materially change any method of Tax accounting not required by law, make or change any material Tax election not required by law, file any materially amended Tax Return (except as required by applicable Law), settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, surrender any right to claim a material Tax refund, fail to pay any material Taxes as they become due and payable, or take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax, in each case to the extent such election, settlement, compromise, extension, waiver or other action would have the effect of materially increasing the Tax liability of the Company or any of the Company Subsidiaries for any period ending after the Closing Date or materially decreasing any Tax attribute of the Company or any of the Company Subsidiaries existing on the Closing Date;

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(xiv)      settle, release, waive or compromise any pending or threatened Action of or against the Company or any of the Company Subsidiaries (A) for an amount in excess of $15,000,000 (or an equivalent amount in RMB) in the aggregate, or (B) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of the Company or any Company Subsidiary relating to the transactions contemplated by this Agreement;

(xv)       (A) enter into (other than extensions at the end of a term in the ordinary course of business), terminate or materially amend or modify any Company Material Contract or Contract that, if in effect on the date hereof, would have been a Company Material Contract, or (B) waive any material default under, or release, settle or compromise any material claim against the Company or liability or obligation owing to the Company under any Company Material Contract; in each case that would reasonably be expected to have a Company Material Adverse Effect.

(xvi)      fail to maintain in full force and effect material insurance policies covering the Company and the Company Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xvii)     adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary (other than the Merger, any merger or consolidation among Subsidiaries of the Company, or the dissolution or reorganization of a Subsidiary of the Company in the ordinary course of business consistent with past practice); or

(xviii)    knowingly commit, authorize or agree to take any of the foregoing actions or enter into any letter of intent (binding or non-binding) or similar agreement or arrangement with respect to any of the foregoing actions.

Nothing contained in this Agreement is intended to give any Parent Party, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, each of the Company and the Company Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries' respective operations.

(b)          Conduct of Business by the Parent Parties Pending the Closing. Each Parent Party agrees that, from the date hereof to the Effective Time, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action, the taking or failure to take, as applicable, would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of any Parent Party to consummate the Merger or the other transactions contemplated hereby.

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Section 6.2 Proxy Statement; Schedule 13E-3; Company Shareholders Meeting

(a)          Proxy Statement; Schedule 13E-3.

(i)        As promptly as reasonably practicable after the date hereof, the Company, with the assistance of the Parent Parties, shall prepare a proxy statement relating to authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby, including the Merger (such proxy statement, as amended or supplemented, the "Proxy Statement"). The Parent Parties shall furnish all information as the Company may reasonably request in connection with the preparation of the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement. Subject to and without limiting the rights of the Special Committee and the Company Board to effect a Company Adverse Recommendation Change pursuant to Section 6.4(d), the Proxy Statement shall include the Company Recommendation.

(ii)       Schedule 13E-3. Concurrently with the preparation of the Proxy Statement, the Company and the Parent Parties shall jointly prepare and file with the SEC a Schedule 13E-3 with respect to the Merger. The Company and the Parent Parties shall cooperate and consult with each other in preparation of the Schedule 13E-3, including, without limitation, furnishing the information required by the Exchange Act to be set forth in the Schedule 13E-3.

(iii)      SEC Comments. The Company, after consultation with and with the assistance of the Parent Parties, shall respond as promptly as reasonably practicable to any comments made by the SEC with respect to the Schedule 13E-3. The Company will advise Parent, as promptly as reasonably practicable after it receives notice thereof, of any request by the SEC for amendment of the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information and will as promptly as reasonable practicable supply Parent with copies of all correspondence between the Company or any of the Company Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Schedule 13E-3. The Company shall not (i) mail the Proxy Statement, including any amendments or supplements thereto, (ii) file the Schedule 13E-3, including any amendments or supplements thereto, (iii) respond to any comments by the SEC, or (iv) file any other required filings, including any amendments or supplements thereto, unless (x) Parent and its counsel have had a reasonable opportunity to review and propose comments on such document or response and (y) the Company has considered in good faith those comments reasonably proposed by Parent and its counsel. As promptly as reasonably practicable after the SEC confirms that it has no further comments to the Schedule 13E-3, the Company shall mail the Proxy Statement and all other proxy materials to the holders of Company Shares and, if necessary in order to comply with applicable securities Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

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(iv)        Information Supplied. Each of the Parent Parties and the Company agrees, as to it and its respective Affiliates, directors, officers, employees, agents or Representatives, that none of the information supplied or to be supplied by any Parent Party or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the transactions contemplated hereby, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Company Shares and at the time of the Company Shareholders Meeting or any adjournment thereof, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, however, that no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by any Parent Party expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC. If at any time prior to the Effective Time, any event or circumstance relating to the Parent Parties or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with the other Party with respect to such amendment or supplement and shall afford the other Party and their Representatives reasonable opportunity to comment thereon.

(v)         Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 6.4, in connection with any disclosure regarding a Company Adverse Recommendation Change, the Company shall not be required to provide Parent the opportunity to review or comment on (or include comments proposed by Parent in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

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(b)          Shareholders Meeting.

(i)        Subject to Section 8.1, as promptly as reasonably practicable following the date on which the SEC confirms that it has no further comments on the Schedule 13E-3, the Company shall (i) take, in accordance with the Cayman Companies Law and the Company Memorandum and Articles, all action necessary to duly call, give notice of, set a record date for and hold an extraordinary general meeting of its shareholders (the "Company Shareholders Meeting"), which shall not be held later than forty (40) days after the date on which the Proxy Statement is mailed to the holders of Company Shares for the purpose of obtaining the Shareholder Approval and (ii) mail or cause to be mailed a letter to the holders of Company Shares, notice of the Company Shareholders Meeting and form of proxy accompanying the Proxy Statement that will be provided to the holders of Company Shares in connection with the solicitation of proxies for use at the Company Shareholders Meeting.

(ii)        The Company may recommend the adjournment of the Company Shareholders Meeting to holders of Company Shares to a later date (but in any event no later than five (5) Business Days prior to the End Date), in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of any party hereto, any supplemental or amended disclosure, and (B) such supplemental or amended disclosure to be disseminated and reviewed by the holders of the Company Shares prior to such adjourned meeting.

(iii)      Once the Company has established the record date, the Company shall not change such record date or establish a different record date for the Company Shareholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless permitted by this Agreement, required to do so by applicable Law. In the event that the date of the Company Shareholders Meeting as originally called is for any reason adjourned or otherwise delayed, the Company may establish a new record date.

(iv)      Unless there has been a Company Adverse Recommendation Change pursuant to Section 6.4(d), the Company shall (A) make the Company Recommendation, and (B) take all reasonable lawful action to solicit the Shareholder Approval. The Company shall, upon the reasonable request of Parent, use its commercially reasonable efforts to advise Parent at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Shareholders Meeting or any adjournment thereof, as to the aggregate tally of the proxies received by the Company with respect to the Shareholder Approval. Without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the authorization and approval of this Agreement and the Plan of Merger and the transactions contemplated hereby (including the Merger) shall be the only matter (other than procedural matters) which the Company shall propose to be acted on by the holders of Company Shares at the Company Shareholders Meeting or any adjournment thereof.

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(c)          Company Obligations. Subject to the Company's right to terminate this Agreement pursuant to Section 8.1(c), the Company's obligations pursuant to this Section 6.2 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal.

Section 6.3 Access to Information; Confidentiality

(a)          Access to Information. Subject to Section 6.3(b), from the date of this Agreement to the earlier of the date on which this Agreement is terminated in accordance with its terms or the Effective Time, the Company shall, and shall instruct each of the Company Subsidiaries and each of its and their respective Representatives (collectively, the "Company Representatives") to: (i) provide to the Parent Parties and each of their respective Representatives (collectively, the "Parent Representatives") access at reasonable times during normal business hours, upon reasonable prior notice, to the senior management and key employees of the Company and (ii) furnish or cause to be furnished such material information concerning the business of the Company as any Parent Party or any Parent Representative may reasonably request; provided that the Company shall not be required to (A) furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by, the NDAs or any similar agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the Company's or any Company Subsidiary's operation of its business or (C) provide access to or furnish any information if doing so would violate any applicable Law, Order or Contract, or give a third party the right to terminate or accelerate the rights under a Contract (provided that the Company shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation), or where such access to information may involve the waiver of any privilege so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company's or any Company Subsidiary's privilege with respect thereto, or if the Company determines in good faith that such information involve trade secrets of the Company or the Company Subsidiaries.

(b)          Confidentiality and Restrictions. With respect to the information disclosed pursuant to Section 6.3(a), the Parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the NDAs or any similar confidentiality agreement entered into by any Person to whom the Company, any Company Subsidiary or any Company Representative provides information pursuant to this Section 6.3.

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Section 6.4        Go Shop.

(a)          Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement until 11:59 p.m. Hong Kong time on the date which is forty-five (45) days after the date of this Agreement (the “Go-Shop Period End Date”), the Company and the Company Subsidiaries and their respective Representatives shall have the right (acting under the direction of the Special Committee) to directly or indirectly (i) initiate, solicit and encourage Acquisition Proposals, including by way of public disclosure and by way of providing access to non-public information to any person (each, a “Solicited Person”) pursuant to one or more Acceptable Confidentiality Agreements; provided, that the Company shall promptly provide to Parent any information concerning the Company or the Company Subsidiaries that it has provided to any Solicited Person which was not previously provided to Parent; and (ii) enter into and maintain discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with, assist or participate in, facilitate, or take any other action in connection with any such inquiries, proposals, discussions or negotiations. Within forty-eight (48) hours following the Go-Shop Period End Date, the Company shall notify Parent of the material terms and conditions of any proposal or offers regarding an Acquisition Proposal (including any amendments or modifications thereof) received from any Excluded Party (as defined below) and the identity thereof. Except as otherwise expressly provided in Section 6.4(b), the Company shall (x) immediately cease any discussions with any person (other than Parent and any Excluded Party) that are ongoing as of the Go-Shop Period End Date and that relate, or may reasonably be expected, to lead to an Acquisition Proposal, and (y) promptly request each person (other than Parent and any Excluded Party) that has heretofore executed a standstill, confidentiality or similar agreement in connection with such person’s consideration of an Acquisition Proposal to return (or if permitted by the applicable agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such person under the terms of the applicable agreement. Except as set forth in Section 6.4(b), immediately after the Go-Shop Period End Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company agrees that neither it nor any of the Company Subsidiaries shall, nor shall the Company or any of the Company Subsidiaries authorize or permit any of their respective Representatives to, directly or indirectly:

(i)        initiate, solicit, propose, encourage (including by providing information) or take any action to knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal;

(ii)       engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any Company Subsidiary to any Person relating to, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal;

(iii)      grant any waiver, amendment or release under any standstill or confidentiality agreement or any anti-takeover Law, or otherwise knowingly facilitate any effort or attempt by any Person to make an Acquisition Proposal;

(iv)      approve, endorse, recommend, execute or enter into any Alternative Acquisition Agreement or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

(v)       propose, agree or publicly announce an intention to do any of the foregoing.

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(b)          Notwithstanding anything to the contrary in this Agreement, at any time prior to the receipt of the Shareholder Approval, the Company, the Company Subsidiaries and the Company's and the Company Subsidiaries' Representatives may, following the receipt of an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.4:

(i)        grant a waiver, amendment or release under any standstill or confidentiality agreement or any anti-takeover Law for the purpose of allowing any Person or group of Persons to make an Acquisition Proposal;

(ii)       contact the Person or group of Persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(iii)      provide information (including any non-public information or data concerning the Company or any of the Company Subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if, prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed Acceptable Confidentiality Agreement (a copy of which shall be promptly (in all events within 48 hours) provided to Parent); provided that the Company shall concurrently make available to Parent any non-public information concerning the Company and the Company Subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access and that was not previously made available to Parent or its Representatives; and/or

(iv)      engage or participate through the Special Committee in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal. For the avoidance of doubt, after the Go-Shop Period End Date, the Company may continue to take any of the actions described in Section 6.4(a) with respect to any proposals or offers regarding an Acquisition Proposal submitted by a Solicited Person on or before the Go-Shop Period End Date if the Special Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes, or may reasonably be expected to result in, a Superior Proposal (each such Solicited Person, an “Excluded Party”);

provided that prior to taking any action described in Section 6.4(b)(iii) or Section 6.4(b)(iv) above, the Company Board (or the Special Committee) shall have determined in good faith, based on the information then available and after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

(c)          except as expressly provided by Section 6.4(d) and Section 6.4 (e), neither the Company Board nor any committee thereof shall:

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(i)          (A) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to any Parent Party, the Company Recommendation with respect to the Merger, (B) authorize, approve or recommend, or declare advisable (publicly or otherwise) or propose to authorize, approve or recommend (publicly or otherwise) an Acquisition Proposal, (C) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, (D) fail to include the Company Recommendation in the Proxy Statement or (E) make any other public statement that is inconsistent with the Company Recommendation (any action described in clauses (A) through (E), a "Company Adverse Recommendation Change"); provided, however, that a "stop, look and listen" communication by the Company Board (or the Special Committee) pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating an Acquisition Proposal, which did not result from any breach of this Section 6.4, shall not be deemed to be a Company Adverse Recommendation Change; or

(ii)         cause or permit the Company or any Company Subsidiary to enter into any Alternative Acquisition Agreement.

(d)          Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Shareholder Approval, the Company Board (upon recommendation of the Special Committee) may (x) in response to an Intervening Event, effect a Company Adverse Recommendation Change or (y) if the Company has received a bona fide written Acquisition Proposal from any Person that is not withdrawn and that the Company Board (upon recommendation of the Special Committee) concludes in good faith constitutes a Superior Proposal, (i) effect a Company Adverse Recommendation Change with respect to such Superior Proposal and/or (ii) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if and only if:

(i)          (A) with respect to a Company Adverse Recommendation Change in response to an Intervening Event, the Company Board (or the Special Committee) determines in good faith, after consultation with its independent nationally recognized financial advisor and outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Laws, or (B) with respect to a Company Adverse Recommendation Change or a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to a bona fide written Acquisition Proposal that did not result from a breach of this Section 6.4, the Company Board (or the Special Committee) determines in good faith that such Acquisition Proposal constitutes a Superior Proposal;

(ii)         the Company shall have complied with its obligations under this Section 6.4;

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(iii)        prior to effecting a Company Adverse Recommendation Change or terminating this Agreement to enter into an Alternative Acquisition Agreement in accordance with Section 6.4(d)(y), (A) the Company shall have provided prior written notice to Parent at least five (5) Business Days in advance (the "Notice Period"), to the effect that the Company Board has received a bona fide written Acquisition Proposal that is not withdrawn and that the Company Board (upon recommendation of the Special Committee) concludes in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Company Board has resolved to effect a Company Adverse Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal pursuant to this Section 6.4(d), which notice shall specify the basis for such Company Adverse Recommendation Change or termination of this Agreement, including the identity of the party making the Superior Proposal, the material terms thereof, and (B) prior to effecting such Company Adverse Recommendation Change or terminating this Agreement to enter into such Alternative Acquisition Agreement, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, (1) provide to Parent and the Parent Representatives any confidential information that has been disclosed to the party making the Superior Proposal and has not been disclosed to Parent or the Parent Representatives, (2) negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal, and (3) permit Parent and the Parent Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that in the event of any material revisions to the Acquisition Proposal that the Company Board has determined to be a Superior Proposal, the Company shall deliver a new written notice to Parent and comply with the requirements of this Section 6.4 (including Section 6.4(d)) with respect to such new written notice; and

(iv)        following the end of the Notice Period (and any renewed period thereof), the Company Board (or the Special Committee) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement and/or the Financing Documents, that (1) with respect to a Company Adverse Recommendation Change, failure to effect a Company Adverse Recommendation Change would still reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable Laws or (2) with respect to a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal, such Acquisition Proposal continues to constitute a Superior Proposal.

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(e)          Nothing contained in this Section 6.4 shall be deemed to prohibit the Company or the Company Board (or the Special Committee) from complying with its disclosure obligations under applicable Laws, including U.S. federal Law, with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to shareholders); provided that any such disclosure (other than a statement that the Company Board or the Special Committee has received and is currently evaluating such Acquisition Proposal and/or describing the operation of this Agreement with respect thereto, or a "stop, look and listen" communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation within two (2) Business Days following any request by Parent.

(f)          Following the Go-Shop Period End Date, the Company shall promptly (and, in any event, within 24 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, the Company Board or any Company Representative indicating, in connection with such notice, the identity of the Person or group of Persons making such offer or proposal, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a reasonably current basis (at least every two Business Days), of the status and terms of any such proposals or offers (including any amendments thereto that are material in any respect) and the status of any such discussions or negotiations. None of the Company, the Company Board or any committee of the Company Board shall enter into any binding agreement or Contract with any Person to limit or not to give prior notice to Parent of its intention to effect a Company Adverse Recommendation Change in light of a Superior Proposal.

(g)          In the event any Company Representative takes any action which, if taken by the Company, would constitute a breach of this Section 6.4, then the Company shall be deemed to be in breach of this Section 6.4.

(h)          Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of the holders of Company Shares any Acquisition Proposal or propose to do so.

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Section 6.5 Commercially Reasonable Efforts.

(a)          Subject to the terms and conditions of this Agreement, including Section 6.4, the Parent Parties shall use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts, and the Company shall use (and shall cause the Company Subsidiaries to use) commercially reasonable efforts, to take or cause to be taken all actions and do or cause to be done all things reasonably necessary, proper or advisable on its respective part under this Agreement and applicable Laws to cause the conditions set forth in Article VII to be satisfied and to consummate and make effective the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, approvals, registrations, authorizations, waivers, Permits and Orders, including the PRC Required Approvals, necessary to be obtained from any Third Party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided that all obligations of the Company and the Parent Parties relating to the Financing shall be governed exclusively by Section 6.6 and Section 6.7, and not this Section 6.5, and for the avoidance of doubt, no action permitted to be taken pursuant to Section 6.1 or Section 6.4 hereof shall be prohibited by this sentence. In furtherance and not in limitation of the foregoing provisions of this Section 6.5(a), the Parent Parties shall prepare and make all filings and submit all written materials, to the relevant PRC Governmental Entities, in each case, as promptly as practicable after the date of this Agreement and as may be reasonably necessary, proper or advisable for the obtaining of each of the PRC Required Approvals.

(b)          Each of Parent and the Company shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries and Representatives, that appears in any filing made with, or written materials submitted to, any Third Party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby, provided, however, that such materials may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege and confidentiality concerns. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c)          Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including (i) the obtaining of the PRC Required Approvals and (ii) promptly furnishing the other with copies of notices or other communications received by Parent or any Parent Representative, or the Company or any Company Subsidiary or Company Representative, as the case may be, from any Third Party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated hereby. Neither the Company nor Parent shall permit any of its officers or any of its other Representatives to participate in any meeting with any Governmental Entity in respect of any filings related to the transactions contemplated by this Agreement, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

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(d)          In furtherance and not in limitation of the covenants of the Parties contained in Section 6.5(a) through Section 6.5(c), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violation of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each Party shall use its commercially reasonable efforts to vigorously contest, resist and otherwise resolve any such objections or Actions, and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement so as to permit consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, in no event shall the Company or any of its Affiliates be required to pay any material amount (other than the payment of filing fees and fees of counsel).

Section 6.6 Financing.

(a)          The Parent Parties shall use their reasonable best efforts to arrange (or cause to be arranged) the Financing on the terms and conditions described in the Financing Commitments in a timely manner including using reasonable best efforts to (i) negotiate (or cause to be negotiated) definitive agreements (the "Financing Agreements") with respect thereto on the terms and conditions contained therein, (ii) satisfy (or cause to be satisfied) on a timely basis all conditions applicable to any of the Parent Parties in the Financing Agreements that are within their control and (iii) consummate (or cause to consummated) the Financing contemplated by the Financing Commitments at Closing.

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(b)          If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments or the definitive agreements with respect thereto (the "Debt Financing Agreements"), the Parent Parties shall use their reasonable best efforts to arrange (or cause to be arranged) to obtain alternative financing, including from alternate sources, as promptly as practicable following the occurrence of such event (and in any event not later than ten (10) Business Days prior to the End Date), on terms and conditions not materially less favorable, in the aggregate, and from the standpoint of the Company, to the Parent Parties and the applicable borrowers than those contained in the Debt Financing Commitments, the Debt Financing Agreements and any related Fee Letter and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the "Alternate Debt Financing"), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the "New Debt Financing Commitment") which shall replace the existing Debt Financing Commitments; provided that none of the Parent Parties or the applicable borrowers shall be required to execute any New Debt Financing Commitment or arrange for such Alternate Debt Financing on terms and conditions (including flex provisions) which are materially less favorable, in the aggregate, to the Parent Parties and the applicable borrowers than those included in the Debt Financing Commitments and the Debt Financing Agreements, that such New Debt Financing Commitment is replacing. In the event any New Debt Financing Commitment is obtained, (A) any reference in this Agreement to the "Debt Financing" shall mean the debt financing contemplated by the Debt Financing Commitments as modified pursuant to clause (B) below, (B) any reference in this Agreement to the "Financing Commitments" or the "Debt Financing Commitments" shall be deemed to include the Debt Financing Commitments that are not superseded by a New Debt Financing Commitment at the time in question and the New Debt Financing Commitment to the extent then in effect and (C) any reference in this Agreement to "Fee Letter" shall be deemed to include any fee letter relating to the Debt Financing Commitments that are not superseded by a New Debt Financing Commitment at the time in question and the New Debt Financing Commitments to the extent then in effect.

(c)          None of the Parent Parties shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Commitments or Financing Agreements without the prior written consent of the Company if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Financing (it being understood that the Debt Financing or the Equity Financing may be reduced so long as the Equity Financing or the Debt Financing is increased by a corresponding amount) or (ii) impose new or additional conditions to the Financing or otherwise expand, amend or modify to the Financing in a manner that would reasonably be expected to (A) prevent or materially delay the consummation of the Merger and the other transactions contemplated hereby by any Parent Party, or (B) adversely impact in any material respect the ability of the Parent Parties to enforce their rights against the other parties to the Financing Commitments or Financing Agreements. Without limiting the generality of the foregoing, none of the Parent Parties shall release or consent to the termination of the obligations of the Financing Sources under the Financing Commitments or Financing Agreements except as expressly contemplated hereby.

(d)          Each Parent Party acknowledges and agrees that the obtaining of the Financing (including any Alternative Debt Financing) is not a condition to the Closing, and reaffirms its obligation to consummate the Merger and the other transactions contemplated hereby, irrespective and independent of the availability of the Financing, subject to the applicable conditions set forth in Article VII and the requirements of Section 2.2.

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(e)          Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.6 shall require, and in no event shall the reasonable best efforts of any Parent Party be deemed or construed to require, any Parent Party to (i) bring (or cause to be brought) any enforcement action against any source of the Debt Financing to enforce its respective rights under the Debt Financing Commitments or Debt Financing Agreements or (ii) pay (or cause to be paid) any fees in excess of, or agree to "market flex" provisions less favorable to any Parent Party, the applicable borrowers, or the Surviving Company (or any of their Affiliates) than, those contemplated by the Debt Financing Commitments or Debt Financing Agreements (whether to secure waiver of any conditions contained therein or otherwise).

Section 6.7 Financing Assistance. Prior to the Closing, the Company shall, and shall cause each Company Subsidiary to, and shall use its commercially reasonable efforts to cause the Company Representatives to, provide such cooperation as may be reasonably requested by Parent and Merger Sub and the applicable borrowers under the Debt Financing Commitments in connection with the arrangement of the Financing, including:

(a)          participating in a reasonable number of meetings, presentations, due diligence sessions with the Debt Financing Sources;

(b)          to the extent customary and in accordance with applicable Law, facilitate the providing of guarantees and granting of a security interest (and perfection thereof) in and pledge of collateral and assist in the preparation of, and executing and delivering at the Closing, any definitive documents for the Debt Financing, including any credit agreements, indentures, notes, security documents, guarantees, mortgages, certificates, and other definitive agreements, documents or instruments related to the Debt Financing, if applicable and as may be reasonably requested by Parent; provided that no such definitive documents shall be effective until the Effective Time;

(c)          using commercially reasonable efforts to obtain a certificate of the chief financial officer or person performing similar functions of the Company with respect to solvency matters to the extent reasonably required by the Debt Financing Sources or the Debt Financing Commitment, provided that such documents will not take effect until the Effective Time;

(d)          arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at or prior to Closing relating to all Indebtedness to be paid off, discharged and terminated on the Closing Date;

(e)          furnishing Parent, the applicable borrowers and their financing sources as promptly as reasonable practicable with financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent, including all financial statements and projections and other pertinent information required by the Debt Financing Commitments or as otherwise required in connection with the Debt Financing and the transactions contemplated by this Agreement (including information relating to the Company and Company Subsidiaries customary for the placement, arrangement and/or syndication of loans or distribution of debt contemplated by the Debt Financing Commitments to assist in preparation of customary offering or information documents or rating agency or lender or investor presentations relating to such placement, arrangement and/or syndication of loans);

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(f)          taking all actions reasonably necessary to (i) permit the Debt Financing Sources to evaluate the Company's and the Company Subsidiaries' current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (ii) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that such accounts, agreements and arrangements shall not become active or take effect until the Effective Time; and

(g)          furnishing Parent, the applicable borrowers and their Financing sources promptly with all documentation and other information required by Governmental Entities with respect to the Financing under applicable "know your customer" and anti-money laundering rules and regulations.

Nothing in this Section 6.7 shall require such cooperation to the extent it would require the Company or any of the Company Subsidiaries to (i) to pay any commitment or other similar fee prior to the Effective Time, (ii) to incur any expense unless such expense is reimbursed by Parent promptly after incurrence thereof (it being understood, however, the Company shall bear all costs and expenses of its annual audit), (iii) to take, or commit to taking, any action that is not contingent upon the Closing or would subject it to actual or potential liability prior to the Effective Time, or (iv) to be an issuer or other obligor with respect to any Financing prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse (or cause the applicable borrowers to reimburse) the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys' fees) incurred by the Company or any of the Company Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 6.7 and shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of the Company Subsidiaries), except in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives.

Section 6.8 Notices of Certain Events. From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, each of the Company and Parent shall promptly notify the other orally and in writing of (a) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any Party to effect the Merger and the other transactions contemplated hereby, not to be satisfied, (b) any Action commenced or, to any Party's Knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated hereby (the "Transaction Litigation"), or (c) the failure of any such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any Party to effect the Merger not to be satisfied; provided, that the delivery of any notice pursuant to this Section 6.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party, provided, further, that failure to give prompt notice pursuant to this Section 6.8 shall not constitute a failure of a condition set forth in Article VII except to the extent that the underlying fact or circumstance, the occurrence or non-occurrence of the event, or failure to comply with or satisfy any covenant, condition or agreement not so notified would, standing alone, constitute such a failure.

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Section 6.9 Transaction Litigation. The Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation; provided that neither the Company nor the Parent shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same without the other Party's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.10 Publicity. The Company and Parent each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated hereby (other than any press release or public announcements with respect to a Company Adverse Recommendation Change, Acquisition Proposal, Superior Proposal or any action taken by the Company, the Company Board or the Special Committee permitted under Section 6.4). No Party shall issue any such press release or make any such public announcement prior to such consultation, except to the extent the disclosing Party determines it is required to do so by applicable Law or any listing agreement with or rules of NYSE, in which case such Party shall use all reasonable efforts to consult with the other Party before issuing any such release or making any such public announcement.

Section 6.11 Resignation of Directors. At the Closing, except as otherwise may be agreed by Parent, the Company shall use commercially reasonable efforts to cause to be delivered to Parent the resignation of all members of the Company Board who are in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 6.12 Indemnification of Directors and Officers

(a)          The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner. The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of the Company Subsidiaries as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company or any of the Company Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of the Company Subsidiaries prior to the Effective Time (the "Indemnified Parties"). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the memorandum and articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the memorandum and articles of association (or other similar organizational documents) of the Company and the Company Subsidiaries as in effect on the date hereof, and during such six year period, such provisions shall not be amended, repealed, or otherwise modified in any manner except as required by applicable Law.

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(b)          From and after the Effective Time, the Surviving Company shall indemnify and hold harmless, to the fullest extent permitted by applicable Laws, its memorandum and articles of association and any applicable Contracts, each Indemnified Party against any costs or expenses (including attorneys' fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to such Indemnified Party's service as a director or officer of the Company or any Company Subsidiary or services performed by such Person at the request of the Company or any Company Subsidiary, including (i) any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, and (ii) any claim arising from the transactions contemplated hereby, and any actions taken by any Parent Party with respect thereto (including any disposition of assets of the Surviving Company or any Company Subsidiary which is alleged to have rendered the Surviving Company and/or any Company Subsidiary insolvent).

(c)          Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the extension of the directors' and officers' liability coverage of the Company's existing directors' and officers' insurance policies, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company's current insurance carrier with respect to directors' and officers' liability insurance and fiduciary liability insurance (the "D&O Insurance") with terms, conditions, retentions and limits of liability that are at least as favorable as the coverage provided under the Company's existing policy with respect to any matter claimed against a director or officer of the Company or any Company Subsidiary by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that in no event shall Parent or the Surviving Company be required to expend for such policy pursuant to this sentence an annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance; provided, further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

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(d)          In the event Parent, Midco or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of their respective properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent, Midco or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.12.

(e)          The provisions of this Section 6.12 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.12.

(f)          The agreements and covenants contained in this Section 6.12 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of the Company Subsidiaries or their respective officers, directors and employees.

Section 6.13 Anti-takeover Law. Parent, the Company and their respective Boards of Directors (or with respect to the Company, the Special Committee, if appropriate) shall use their commercially reasonable efforts to (a) take all reasonable action necessary to ensure that no anti-takeover Law is or becomes applicable to this Agreement or the transactions provided for in this Agreement and (b) if any anti-takeover Law becomes applicable to this Agreement or the transactions contemplated by this Agreement, take all reasonable action necessary to ensure that the transactions provided for in this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to lawfully minimize the effect of such anti-takeover Law on this Agreement or the transactions provided for in this Agreement.

Section 6.14 Stock Exchange De-Listing. Parent shall cause the ADSs to be de-listed from the NYSE and the Company de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 6.15 Treatment of Convertible Notes. Prior to the Effective Time, the Company shall use its commercially reasonable efforts to take all necessary actions required by the terms of the Indenture Agreements, including the giving of any notices required by the Indenture Agreements. The Company shall use their commercially reasonable efforts to take all reasonably necessary actions permitted to be taken prior to the Effective Time and that are within its control such that, in accordance with Sections 14.03 and 14.07 of each of the Indenture Agreements, each outstanding Company Convertible Note shall no longer be convertible into ADSs as of the Effective Time and shall instead be convertible thereafter solely into the right to receive certain cash payments as set forth in Section 3.6 of this Agreement. Except as may be required in connection with the foregoing, between the date hereof and the earlier of the Effective Time and the End Date, neither the Company nor any Company Subsidiary shall, without the prior written consent of Parent, amend, modify or waive any provisions of the Company Convertible Notes or the Indenture Agreements or otherwise take any action which would have the effect, whether alone or in combination with any other action, of changing the conversion rate of the Company Convertible Notes, if applicable.

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Section 6.16 No Amendment to Buyer Group Contracts. The Parent Parties shall not, and each shall cause its respective controlled Affiliates not to amend or modify any Buyer Group Contract.

Section 6.17 Management. In no event shall Parent or Merger Sub or any of their respective Affiliates, enter into or seek to enter into any arrangements that are effective prior to the Closing with any member of the Company's management or any other Company employee that contain any terms that prohibit or restrict such member of management or such employee from taking any action that the Company is permitted to take pursuant to Section 6.4.

Section 6.18 Actions Taken at Direction of Parent or Chairman. Notwithstanding anything herein to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, if the alleged breach is the proximate result of action or inaction taken by the Company at the express direction of any officer or director of Parent, including Mr. Hongyi Zhou, without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

Section 6.19 Obligations of Founder Securityholders. At the Company Shareholders Meeting and any other meeting of the shareholders of the Company called to seek the Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Merger or any other transaction contemplated hereby is sought, each Founder Securityholder shall, and shall cause its Affiliates to, vote all Company Shares held or otherwise beneficially owned by it in favor of granting the Shareholder Approval, and waive any Dissenter Rights or appraisal rights it may have under the Cayman Companies Law. Each Founder Securityholder agrees that it shall not, and shall cause its Affiliates not to, sell, transfer or otherwise dispose of any Company Shares held or otherwise beneficially owned by it between the date of this Agreement and the earliest to occur of (a) the Effective Time, (b) the termination of this Agreement in accordance with Article VIII under circumstances in which the Parent Termination Fee would not become due and payable pursuant to Section 8.2(c) hereof, and (c) the termination of the Escrow Agreement in the event that this Agreement is terminated in accordance with Article VIII under circumstances in which the Parent Termination Fee would become due and payable pursuant to Section 8.2(c) hereof.

Article VII
Closing Conditions

Section 7.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction, or waiver (in the case of the Company, upon the approval of the Special Committee), at or prior to the Closing Date of the following conditions:

(a)          Shareholder Approval. The Shareholder Approval shall have been obtained.

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(b)          No Injunctions or Restraints. (x) No Order (whether temporary, preliminary or permanent in nature) shall have been issued by any Governmental Entity, and (y) no Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which, in any case, is in effect that enjoins, restrains, prohibits or otherwise makes illegal the consummation of the Merger.

(c)          Additional Approvals. All PRC Required Approvals in relation to the transaction contemplated by this Agreement shall have been completed or obtained.

Section 7.2 Additional Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to effect the Merger and the other transactions contemplated herein are also subject to satisfaction as of the Closing of the following conditions, any one or more of which may be waived in writing by Parent:

(a)          Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 4.2(a) and Section 4.2(b), the representations and warranties of the Company contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (or, to the extent such representations and warranties speak as of a specified date, they need only be true and correct in all respects as of such specified date) interpreted without giving effect to the words "materially" or "material" or to any qualifications based on such terms or based on the defined term "Company Material Adverse Effect," except where the failure of such representations and warranties to be true and correct, in the aggregate, does not constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 4.2(a) and Section 4.2(b), shall be true and correct in all respects (except for de minimus inaccuracies) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date.

(b)          Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)          Officer's Certificate. Parent shall have received a certificate from the Company, dated the Closing Date, signed by an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(b).

(d)          Dissenting Shares. The aggregate amount of Dissenting Shares (which shall not include any Company Shares owned by (or represented by ADSs which are owned by) any of the Buyer Group Parties and their Affiliates) shall be less than twenty percent (20%) of the total outstanding Company Shares immediately prior to the Effective Time.

(e)          No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect which is continuing.

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Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to satisfaction as of the Closing of the following conditions, any one of which may be waived in writing by the Company:

(a)          Representations and Warranties. The representations and warranties of the Parent Parties set forth in this Agreement shall be true and correct (without giving effect to any limitation as to "materiality" set forth therein) as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except for such failures to be true and correct which, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the performance by any Parent Party of its obligations under this Agreement.

(b)          Agreements and Covenants. Each Parent Party shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by such Parent Party on or prior to the Closing Date.

(c)          Officer's Certificate. The Company shall have received a certificate from Parent, dated the Closing Date, signed by an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4 Frustration of Closing Conditions. None of the Company or any Parent Party may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such Party's failure to use the standard of efforts required from such Party to comply with this Agreement and consummate the transactions provided for herein.

Article VIII
Termination, Amendment and Waiver

Section 8.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by (i) in the case of the Company, the Company Board (acting only upon the recommendation of the Special Committee) and (ii) in the case of Parent, its Board of Directors, whether before or after receipt of the Shareholder Approval (except as set forth in Section 8.1(c)(iii)):

(a)          by mutual written consent of Parent and the Company; or

(b)          by either Parent or the Company:

(i)        if the Merger shall not have been consummated by 11:59 p.m., Hong Kong time, on September 18, 2016 (the "End Date");

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(ii)       if (x) any Order of any Governmental Entity having competent jurisdiction is entered enjoining the Company or any Parent Party from consummating the Merger and such Order has become final and non-appealable or (y) there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited; provided that prior to termination pursuant to this Section 8.1(b)(ii), each of the Parent Parties shall have used its reasonable best efforts and the Company shall have used its commercially reasonable efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, the Order or Law and shall have complied in all material respects with its obligations under Section 6.5; or

(iii)      if the Shareholder Approval is not obtained at the Company Shareholders Meeting or any adjournment thereof at which this Agreement has been voted upon;

provided, however, that in each of clauses (i) through (iii) above, the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been the primary cause of, or resulted in, the failure of the applicable condition(s) being satisfied; or

(c)          by the Company:

(i)        if (x) any Parent Party shall have breached any of the covenants or agreements contained in this Agreement to be complied with by such Parent Party such that the closing condition set forth in Section 7.3(b) would not be satisfied or (y) there exists a breach of any representation or warranty of any Parent Party contained in this Agreement such that the closing condition set forth in Section 7.3(a) would not be satisfied, and, in the case of either (x) or (y), such breach is incapable of being cured by the End Date or is not cured by the Parent Parties within thirty (30) calendar days after Parent receives written notice of such breach from the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 7.2(a) or Section 7.2(b), as applicable, not being satisfied;

(ii)       (x) all of the conditions set forth in Sections 7.1 and 7.2 (other than those conditions that by their nature are only to be satisfied by actions taken at the Closing) have been satisfied, (y) the Company has delivered to Parent an irrevocable confirmation in writing that all of the conditions set forth Section 7.3 (other than those conditions that by their nature are only to be satisfied by actions taken at the Closing) have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.3) and that the Company is ready, willing and able to consummate the Closing and (z) the Parent Parties fail to complete the Closing within fifteen (15) Business Days following the date on which the Closing should have occurred pursuant to Section 2.2; or

(iii)      prior to obtaining the Shareholder Approval, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 6.4(d); provided, that the Company shall have paid any amounts due pursuant to Section 8.2(b) in accordance with the terms, and at the times, specified therein; or

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(d)          by Parent:

(i)        if (x) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 7.2(b) would not be satisfied or (y) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 7.2(a) would not be satisfied, and, in the case of either (x) or (y), such breach is incapable of being cured by the End Date or is not cured by the Company, within thirty (30) calendar days after the Company receives written notice of such breach from any Parent Party; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of any Parent Party contained in this Agreement that would result in the closing conditions set forth in Section 7.3(a) or Section 7.3(b), as applicable, not being satisfied; or

(ii)       if (x) the Company Board or any committee thereof shall have effected a Company Adverse Recommendation Change, or (y) the Company Board shall have approved or recommended, or entered into or allowed the Company or any Company Subsidiary to enter into an Alternative Acquisition Agreement.

(e)          Notice of Termination. The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than under Section 8.1(a)) shall give written notice of such termination to the other Parties specifying the provision or provisions of this Section 8.1 pursuant to which such termination is purportedly effected.

Section 8.2 Effect of Termination; Termination Fee.

(a)          Effect of Termination Generally. Except as otherwise set forth in this Section 8.2, in the event of a termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Parent Party or the Company or their respective officers, directors or Affiliates; provided that the provisions of this Section 8.2, Section 6.3(b), Section 6.10, Article IX and the NDAs shall remain in full force and effect and survive any termination of this Agreement. Notwithstanding the foregoing, in no event shall any Party (or any member of the Parent Group or Company Group) be liable for punitive damages.

(b)          Company Termination Fee. In the event this Agreement is terminated

(i)        by Parent pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii);

(ii)       by the Company pursuant to Section 8.1(c)(iii); or

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(iii)      by either Parent or the Company pursuant to Section 8.1(b), if (A) at or prior to the termination of this Agreement, a Third Party shall have delivered to the Company Board a bona fide Acquisition Proposal (provided that for purposes of this Section 8.2(b)(iii), all references to "20%" in the definition of "Acquisition Proposal" shall be deemed to references to "50%") and such Acquisition Proposal shall not have been withdrawn prior to the termination of this Agreement (such Acquisition Proposal, the "Outstanding Proposal"), and (B) within twelve (12) months after the termination of this Agreement, the transactions contemplated by the Outstanding Proposal are consummated, then, subject to Section 8.2(f), Tianjin Qisi Technology Co., Ltd. (天津奇思科技有限公司), a Company Subsidiary established in the PRC, shall pay, and the Company shall cause Tianjin Qisi Technology Co., Ltd. (天津奇思科技有限公司) to pay, an amount equal to RMB1,442,250,000 (the "Company Termination Fee") by wire transfer of immediately available funds in RMB to one or more accounts designated by Parent (or its designee) promptly, but in any event (x) within five (5) Business Days after the date of such termination in the case of a termination referred to in clause (i), (y) concurrently with such termination in the case of a termination referred to in clause (ii) or (z) concurrently with the consummation of the transactions contemplated under the Outstanding Proposal referred to in clause (iii), by wire transfer of immediately available funds to one or more accounts designated by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Company Termination Fee on more than one occasion.

Notwithstanding anything herein to the contrary, (i) in the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii) or by Parent pursuant to Section 8.1(d)(ii), in each case in connection with an Acquisition Proposal received by the Company on or before the Go-Shop Period End Date, the “Company Termination Fee” shall mean a fee in the amount of RMB641,000,000.

(c)          Parent Termination Fee. In the event that this Agreement is validly terminated (i) (A) by the Company or by any Parent Party in accordance with Section 8.1(b)(i), (B) the Company has not breached in any material respect any of its covenants or other agreements hereunder such that the condition to Closing set forth in Section 7.1(c) would not be satisfied, and (C) all conditions to Closing (other than the condition to Closing set forth in Section 7.1(c) and other than those that by their terms are to be satisfied at the Closing) have been satisfied or waived except for the condition set forth in Section 7.1(c), (ii) (A) by the Company or by any Parent Party in accordance with Section 8.1(b)(ii)(x), (B) the Company has not breached in any material respect any of its covenants or other agreements hereunder such that the closing condition set forth in Section 7.1(b)(x) would not be satisfied, and (C) all conditions to Closing (other than the condition to Closing set forth in Section 7.1(b) and other than those that by their terms are to be satisfied at the Closing) have been satisfied or waived or (iii) by the Company in accordance with Section 8.1(c)(i) or Section 8.1(c)(ii), then, subject to Section 8.2(e), Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to Tianjin Qisi Technology CO., Ltd. (天津奇思科技有限公司), a Company Subsidiary established in the PRC (“Designated Company Recipient”), by wire transfer of immediately available funds in RMB to one or more accounts of the Designated Company Recipient designated by the Company, the Parent Termination Fee. “Parent Termination Fee” means, (x) in the case of Section 8.2(c)(i) or Section 8.2(c)(ii), an amount equal to RMB641,000,000, and (y) in the case of Section 8.2(c)(iii), an amount equal to RMB2,884,500,000. For the avoidance of doubt, in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

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(d)          Acknowledgement. Each Party acknowledges that (i) the agreements contained in this Section 8.2 are an integral part of the transactions contemplated in this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.2(b) and Section 8.2(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate the Parent Parties or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 8.2, the Parties would not have entered into this Agreement.

(e)          Limitations on Liabilities of Parent Group.

(i)          Notwithstanding anything to the contrary in this Agreement, the Financing Commitments or the Limited Guarantees, in the event that the Parent Parties fail to effect the Closing when required pursuant to Section 2.2 for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance as and only to the extent expressly permitted by Section 9.6, the Company's termination of this Agreement and receipt of the Parent Termination Fee pursuant to Section 8.2(c) and the guarantee of such obligations pursuant to the Limited Guarantees (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company, the Company Subsidiaries and all members of the Company Group (as defined below) against (A) any Parent Party or the Guarantors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any Parent Party or any Guarantor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to any Parent Party or any Guarantor or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (clauses (A) through (D), collectively, the "Parent Group"), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither any Parent Party nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated hereby (including the Financing Commitments and the Limited Guarantees) other than the payment of the Parent Termination Fee pursuant to Section 8.2(c), and in no event shall any of the Company, the Company Subsidiaries, the direct or indirect shareholders of the Company or any other Person, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the "Company Group") seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the transactions contemplated hereby (including the Financing Commitments and the Limited Guarantees), other than (without duplication) from Parent to the extent provided in Section 8.2(c) or the Guarantors to the extent provided in the Limited Guarantees. Without limiting the rights of the Company against the Parent Parties hereunder, in no event shall the Company, any Company Subsidiary, or any of its Affiliates, and the Company agrees not to and to cause any Company Subsidiary or Affiliate not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any member of the Parent Group (other than any payment from the Guarantors to the extent set forth in the Limited Guarantees or the payment of the Parent Termination Fee pursuant to Section 8.2(c)). In no event shall the Company or any member of the Company Group be entitled to seek the remedy of specific performance of this Agreement other than as specifically set forth in Section 9.6. For the avoidance of doubt, while the Company may pursue both a grant of specific performance as and only to the extent expressly permitted by Section 9.6 and the payment of the Parent Termination Fee pursuant to Section 8.2(c), under no circumstances shall the Company (or any member of the Company Group or any other Person) be permitted or entitled to receive both such grant of specific performance and payment of the Parent Termination Fee (or any other money damages).

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(ii)       The Company agrees to cause any Action (whether such Action is being prosecuted by the Company or any other member of the Company Group) pending against any Parent Party or any member of the Parent Group to be dismissed with prejudice at such time as, in connection with this Agreement or any of the transactions contemplated hereby (including the Financing Commitments), Parent pays the Parent Termination Fee pursuant to Section 8.2(c). Upon payment of the Parent Termination Fee, no Person shall have any rights (whether at law, in equity, in contract, in tort or otherwise) against any member of the Parent Group and no member of the Parent Group shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (including the Financing Commitments and the Limited Guarantees). Nothing in this Section 8.2 shall in any way expand or be deemed to expand the circumstances in which any Parent Party or any other member of the Parent Group may be liable under this Agreement or any of the transactions contemplated hereby (including the Financing Commitments and the Limited Guarantees).

(iii)      The provisions of this Section 8.2(e) are intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

(f)          Limitations on Liabilities of Company Group.

(i)        Notwithstanding anything to the contrary in this Agreement, if the Company pays the Company Termination Fee pursuant to Section 8.2(b), then any such payment shall be the sole and exclusive remedy of the Parent Group against the Company Group and none of the members of Company Group shall have any further liability or obligation relating to or arising out of this Agreement, the transactions contemplated hereby or the failure of the Merger to be consummated.

(ii)       Parent agrees to cause any Action (whether such Action is being prosecuted by Parent or any other member of the Parent Group) pending against the Company or any member of the Company Group to be dismissed with prejudice at such time as, in connection with this Agreement or any of the transactions contemplated hereby, the Company pays the Company Termination Fee pursuant to Section 8.2(b).

(iii)      The provisions of this Section 8.2(f) are intended to be for the benefit of, and shall be enforceable by, each member of the Company Group.

Section 8.3 Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent permitted by applicable Law and, in the case of the Company upon the approval of the Special Committee, subject to Section 8.4, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any breach or inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein; provided that after receipt of the Shareholder Approval, there may not be any extension or waiver of this Agreement which decreases the Per Share Merger Consideration or Per ADS Merger Consideration or which adversely affects the rights of the holders of Company Shares hereunder without the approval of such holders of Company Shares. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 8.4 Amendment. This Agreement may be amended by the Parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided that the Company may only take such action with the approval of the Special Committee; provided, further that after receipt of the Shareholder Approval, no amendment that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the holders of Company Shares may be made without such further approval having been obtained. This Agreement may not be amended except by an instrument in writing signed by Parent and the Company.

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Article IX
General Provisions

Section 9.1 Non-Survival of Representations, Warranties and Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, other than (a) the covenants and agreements contained in this Article IX, the agreements of the Parent Parties and the Company in Article III, and Section 6.12 (Indemnification of Directors and Officers), and (b) those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, which shall survive the consummation of the Merger until fully performed.

Section 9.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail (but only if followed by transmittal by overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier, in each case as follows:

(a) if to any Parent Party, at:

Tower B, Building 2 No.6 Jiuxianqiao Road Chaoyang District Beijing 100015
Attention:	Hongyi Zhou
Facsimile:	+86-10-5878-2000

with a copy (which shall not constitute notice) to:

Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road, Central
Hong Kong
Attention:	David Zhang
Jesse Sheley
Facsimile:	+852-3761-3301

(b) if to the Company, at:

Tower A, Building 2
No.6 Jiuxianqiao Road
Chaoyang District
Beijing 100015
Attention:	Fan Zhang
Facsimile:	+86-10-5878-2000

with a copy (which shall not constitute notice) to:

Latham & Watkins
18th Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention:	Eugene Lee
Zheng Wang
Facsimile:	+852-2912-2600

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(c) if to the Special Committee, addressed to it care of the Company, with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong
Attention:	Z. Julie Gao
Facsimile:	+852-3910-4863

Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jianguomenwai Avenue
Chaoyang District,
Beijing 100004
People's Republic of China
Attention:	Peter X. Huang
Daniel Dusek
Facsimile:	+86-10-6535-5577

Section 9.3 Fees and Expenses. The Surviving Company shall pay all charges and expenses, including those of the Paying Agent and all transfer, documentary, sales, use, stamp, registration and other similar such Taxes and fees (including penalties and interest), incurred in connection with the transactions contemplated by Article III. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

Section 9.5 Entire Agreement. This Agreement (together with the Exhibits, Company Disclosure Schedule, Parent Disclosure Schedule and the other documents delivered pursuant hereto), the Financing Commitments, the Limited Guarantees, the Escrow Agreements and any other documents contemplated thereby and the NDAs constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof; provided, however, for the avoidance of doubt, that the NDAs shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the date on which the NDAs expire in accordance with their respective term or are validly terminated by the parties thereto.

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Section 9.6 Specific Performance

(a)          The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed by the Parties in accordance with the terms hereof and that, subject to the limitations set forth in Section 9.6(b), each Party shall be entitled to specific performance of the terms and provisions hereof (including the Parties' obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any Party, in addition to any other remedy at law or equity. Subject to the limitations set forth in Section 9.6(b), each Party hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the applicable court presiding over such Action.

(b)          Notwithstanding anything herein to the contrary, the Parties further acknowledge and agree that the right of the Company, or any member of the Company Group, to obtain an injunction, specific performance or other equitable relief to cause the Parent Parties to cause the Equity Financing to be funded at the Effective Time, shall be subject to the satisfaction of each of the following conditions: (A) the Parent Parties are required to consummate the Closing pursuant to Section 2.2, (B) the Debt Financing (and any Alternate Debt Financing, if applicable) has been funded or the lenders party to the Debt Financing Commitment have irrevocably confirmed in writing that all conditions to funding of the Debt Financing Commitment have been satisfied (other than funding of the Equity Financing) and the Debt Financing will be funded in accordance with the terms of the Debt Financing Commitment or the Debt Financing Agreements (and any New Debt Financing Commitment, if applicable) at the Effective Time if the Equity Financing is funded at the Effective Time, (C) the Company has irrevocably confirmed in writing that if the Financing (and any Alternate Debt Financing, if applicable) is funded, then it would take such actions that are within its control to cause the consummation of the transactions contemplated by this Agreement to occur, and (D) the Equity Financing has not been funded and the Parent Parties have not consummated the Merger. For the avoidance of doubt, in no circumstance other than as expressly contemplated by this Section 9.6(b) shall the Company be entitled under this Agreement to enforce or seek to enforce specifically any Parent Party's right to cause the Equity Financing to be funded if the Debt Financing (or, if applicable, any Alternate Debt Financing) has not been funded (or will not be funded at the Effective Time even if the Equity Financing is funded at the Effective Time).

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(c)          Notwithstanding anything herein to the contrary, (i) the Parent Parties on the one hand and the Company on the other hand, agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall not restrict, impair or otherwise limit the Parent Parties or the Company from, in the alternative, seeking to terminate the Agreement and collect the Company Termination Fee pursuant to Section 8.2(b), by Parent on the one hand, or the Parent Termination Fee pursuant to Section 8.2(c), by the Company on the other hand and (ii) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is a Parent Party, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

Section 9.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)          This Agreement (other than the Cayman Law Matters (as defined below)) and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement (other than the Cayman Law Matters) or the negotiation, execution or performance of this Agreement (other than the Cayman Law Matters) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b)          The Merger and other matters set forth under Article II and matters relating to the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Company, the cancellation of the Company Shares (including Company Shares represented by ADSs), the rights provided for in Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, the fiduciary and other duties of the Company Board and the directors of Merger Sub, and internal corporate affairs of the Company and Merger Sub (collectively, the "Cayman Law Matters") (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted, construed, performed and enforced in accordance with the Laws of the Cayman Islands without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

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(c)          Consent to Jurisdiction.  Subject to Section 9.6 and Section 9.7(b), in the event any dispute arises among the Parties out of or in relation to this Agreement, including any dispute regarding its existence, interpretation, performance, breach, termination or validity, the Parties shall attempt in the first instance to resolve such dispute through friendly consultations. If any dispute has not been resolved by friendly consultations within thirty (30) days after any Party has served written notice on the other Parties requesting the commencement of such consultations, then any Party will have the right to demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 9.7(c). The arbitration shall be conducted in accordance with the Hong Kong International Arbitration Centre ("HKIAC") Administered Rules in force when a notice of arbitration is submitted. The seat and venue of the arbitration shall be Hong Kong and the language of the arbitration shall be English. The law of the arbitration agreement shall be Hong Kong law. The appointing authority shall be the HKIAC. There shall be three (3) arbitrators. One (1) arbitrator shall be nominated by the Company and one (1) arbitrator shall be nominated by Parent. If either the Company or Parent shall abstain from nominating their arbitrator, the HKIAC shall appoint such arbitrator. The two (2) arbitrators so chosen shall select a third (3rd) arbitrator; provided that if such two (2) arbitrators shall fail to choose a third (3rd) arbitrator within thirty (30) days after such two (2) arbitrators have been selected, the HKIAC, upon the request of any Party, shall appoint a third (3rd) arbitrator. The third (3rd) arbitrator shall be the presiding arbitrator. The Parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it shall not be disclosed beyond the tribunal, the Parties, their legal and professional advisers, and any person necessary for the conduct of the arbitration, unless otherwise required by Law or the Parties hereto otherwise agree in writing. The Parties agree that all documents and evidence submitted in the arbitration (including without limitation any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless otherwise required by Law or the Parties hereto otherwise agree in writing. Upon and after the submission of any dispute to arbitration, the Parties shall continue to exercise their remaining respective rights, and fulfill their remaining respective obligations under this Agreement, except insofar as the same may relate directly to the matters in dispute. The Parties agree that any arbitration award rendered in accordance with the provisions of this Section 9.7(c) shall be final and binding upon them, and the Parties further agree that such award may be enforced by any court having jurisdiction over the Party against which the award has been rendered or the assets of such Party wherever the same may be located. In any arbitration proceeding, any legal proceeding to enforce any arbitration award and in any other legal proceeding among the Parties pursuant to or relating to this Agreement, each Party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity.

(d)          WAIVER OF JURY TRIAL.  EACH OF THE PARENT PARTIES AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARENT PARTY OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

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Section 9.8 No Third-Party Beneficiaries. Except as expressly provided in Section 3.1 (Share Capital), Section 3.6 (Treatment of Convertible Notes), Section 6.3(b) (Confidentiality and Restrictions), Section 6.12 (Indemnification of Directors and Officers), Section 8.2(b) (Company Termination Fee), Section 8.2(e) (Limitations on Liabilities), each of the Parent Parties and the Company hereby agrees that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The Parties acknowledge and agree that the rights of third party beneficiaries under Section 3.1, Section 3.6 and Section 6.12 shall not arise unless and until the Effective Time occurs. The Parties acknowledge and agree that this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the Persons that are expressly identified as the Parties.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided that prior to the Effective Time, the Parent Parties may assign this Agreement (in whole but not in part) to any of their Affiliates. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.10 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action.

Section 9.11 Mutual Drafting. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.

Section 9.12 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13 Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature page follows.]

80

IN WITNESS WHEREOF, the Parent Parties and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Tianjin Qixin Zhicheng Technology Co., Ltd.
(天津奇信志成科技有限公司)

By:	/s/ Hongyi Zhou [Company Stamp of Tianjin Qixin Zhicheng Technology Co., Ltd.]
Name: Hongyi Zhou
Title: Legal Representative

Tianjin Qixin Tongda Technology Co., Ltd.
(天津奇信通达科技有限公司)

By:	/s/ Hongyi Zhou [Company Stamp of Tianjin Qixin Tongda Technology Co., Ltd.]
Name: Hongyi Zhou
Title: Legal Representative

True Thrive Limited
(诚盛有限公司)

By:	/s/ Hongyi Zhou
Name: Hongyi Zhou
Title: Director

New Summit Limited
(新峰有限公司)

By:	/s/ Hongyi Zhou
Name: Hongyi Zhou
Title: Director

Qihoo 360 Technology Co. Ltd.

By:	/s/ Eric X. Chen
Name: Eric X. Chen
Title: Director

[Signature Page to Agreement and Plan of Merger]

solely for purposes of Section 6.19 hereto

Global Village Associates Limited

By:	/s/ Hongyi Zhou
Name: Hongyi Zhou
Title: Authorized Representative

Young Vision Group Limited

By:	/s/ Xiangdong Qi
Name: Xiangdong Qi
Title: Director

[Signature Page to Agreement and Plan of Merger]

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER is made on ________.

BETWEEN

(1)	New Summit Limited (新峰有限公司), an exempted company incorporated under the laws of the Cayman Islands on October 12, 2015, with its registered office situated at the offices of Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands ("Merger Sub"); and

(2)	Qihoo 360 Technology Co. Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands on June 9, 2005, with its registered office situated at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Company" or "Surviving Company" and together with Merger Sub, the "Constituent Companies").

WHEREAS

(a)	Merger Sub and the Company have agreed to merge (the "Merger") on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the "Agreement") dated December 18, 2015 made by and among Tianjin Qixin Zhicheng Technology Co., Ltd. (天津奇信志成科技有限公司), Tianjin Qixin Tongda Technology Co., Ltd. (天津奇信通达科技有限公司), True Thrive Limited (诚盛有限公司), Merger Sub, the Company, Global Village Associates Limited and Young Vision Group Limited, a copy of which is attached as Appendix I to this Plan of Merger, and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the "Companies Law").

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

W I T N E S S E T H

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.	The surviving company (as defined in the Companies Law) is the Surviving Company, which shall be named Qihoo 360 Technology Co. Ltd.

REGISTERED OFFICE

3.	The Surviving Company shall have its registered office at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Time (as defined below), the authorized share capital of Merger Sub was $50,000 divided into 50,000 ordinary shares of $1.00 par value per share, of which one (1) share has been issued, fully paid and outstanding.

5.

Immediately prior to the Effective Time (as defined below), the authorized share capital of the Company was $500,000 divided into 378,000,000 Class A ordinary shares of $0.001 par value per share and 122,000,000 Class B ordinary shares of $0.001 par value per share, of which 151,503,503 Class A ordinary shares and 42,656,903 Class B ordinary shares have been issued, fully paid and outstanding.

6.	The authorized share capital of the Surviving Company shall be $[●] divided into [●] ordinary shares of $[●] par value per share.

7.	At the Effective Time (as defined below), and in accordance with the terms and conditions of the Agreement:

(a)	Each ordinary share, par value $0.001 per share, of the Company other than any Excluded Shares (as defined in the Agreement) shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration (as defined in the Agreement).

(b)	Excluded Shares (other than Dissenting Shares) shall be cancelled and cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)	Dissenting Shares shall be cancelled and cease to exist following payment of their fair value in accordance with Section 238 of the Companies Law, but shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (unless any holder of Dissenting Shares withdraws or loses their rights to dissent from the Merger under section 238 of the Companies Law in which event such holder shall receive the Per Share Merger Consideration) and each such Dissenting Shareholder shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Companies Law.

(d)	Each share of Merger Sub shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company.

8.	At the Effective Time, the ordinary shares of the Surviving Company shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)	generally be entitled to enjoy all of the rights attaching to ordinary shares;

in each case as set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.	The effective date of the Merger, being the date on which it is intended that the Merger is to take effect, shall be the date on which this Plan of Merger is registered by the Registrar of Companies of the Cayman Islands (the "Effective Time").

PROPERTY

10.	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.	The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS

[●]	[●]
[●]	[●]
[●]	[●]

SECURED CREDITORS

14.	(a)	Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b)	The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.	This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

16.	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and Merger Sub pursuant to section 233(3) of the Companies Law.

17.	This Plan of Merger has been authorised by the shareholders of each of the Surviving Company and Merger Sub pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of New Summit Limited (新峰有限公司):

[Name]
Director

For and on behalf of Qihoo 360 Technology Co. Ltd.:

[Name]
Director

Appendix I

Appendix II

Exhibit B

EQUITY INVESTORS

1.	CITIC Guoan Information Industry Co., Ltd.

2.	Shen Zhen Ping An Real Estate Investment Co., Ltd

3.	Sunshine Life Insurance Company Ltd.

4.	Taikang Life Insurance Co., Ltd.

5.	New China Capital International Management Limited

6.	Taiping Asset Management Co., Ltd.

7.	Jiangsu Huatai Ruilian M&A Fund (LLP)

8.	Greenland Financial Holdings Group Co., Ltd.

9.	SIP Oriza Chongyuan M&A Fund Partnership (Limited Partnership)

10.	Shanghai Sailing Merger and Acquisition Investment Fund Partnership (Limited Partnership)

11.	Shanghai Sailing Boda Equity Investment Fund Partnership (Limited Partnership)

12.	Fortune Fountain (Beijing) Holding Group Co., Ltd.

13.	Beijing ZGC Trinitas Venture Capital Investment Center (Limited Partnership)

14.	Shanghai Mango Creative Equity Investment Fund

15.	Qiancai NO.1 Equity Investment Limited Partnership Enterprise

16.	Pearl River Life Insurance Co., Ltd.

17.	Hengdian Group Holdings Limited

18.	Jiangsu Gaoli Group

19.	Minsheng Royal Asset Management Co., Ltd.

20.	CCB International Capital Management (Tianjin) Ltd.

21.	China Merchants Wealth Asset Management Co., Ltd.

22.	Huarong Ruize Investment Management Co., Ltd.

23.	Beijing Sequoia Yi Yuan Equity Investment Center (Limited Partnership)

24.	Golden Brick Silk Road Investment (Shenzhen) LLP

25.	CICC Jiatai (Tianjin) Equity Investment Fund, L.P.

26.	Shanghai Huasheng Lingfei Private Equity Fund Investment (LLP)

27.	BR Wiston Capital

28.	Yi Capital Qiyuan Fund, L.P.

29.	Jiaxingyingfei Investment Center (Limited Partnership)

30.	Jiaxing Yun Qi Internet Plus Venture Partners LLP

31.	Ruipu Wenhua (Tianjin) Investment Center (Limited Partnership)

32.	Shanghai Trust Bridge Partners Investment Management LLC

33.	LTW Chuanfu Investment (Shenzhen) LLP

34.	Zhejiang Puhua Tianqin Equity Investment Management Co., Ltd.

35.	Tianjin Xinxin Qiyuan Investment Limited Partnership

36.	Tianjin Xinxinsheng Investment Limited Partnership

Exhibit C

GUARANTORS

1.	Global Village Associates Limited

2.	Young Vision Group Limited

3.	CITIC Guoan Information Industry Co., Ltd.

4.	Shen Zhen Ping An Real Estate Investment Co., Ltd

5.	Sunshine Life Insurance Company Ltd.

6.	Taikang Life Insurance Co., Ltd.

7.	New China Capital International Management Limited

8.	Taiping Asset Management Co., Ltd.

9.	Jiangsu Huatai Ruilian M&A Fund (LLP)

10.	Greenland Financial Holdings Group Co., Ltd.

11.	SIP Oriza Chongyuan M&A Fund Partnership (Limited Partnership)

12.	Shanghai Sailing Merger and Acquisition Investment Fund Partnership (Limited Partnership)

13.	Shanghai Sailing Boda Equity Investment Fund Partnership (Limited Partnership)

14.	Fortune Fountain (Beijing) Holding Group Co., Ltd.

15.	Beijing ZGC Trinitas Venture Capital Investment Center (Limited Partnership)

16.	Shanghai Mango Creative Equity Investment Fund

17.	Qiancai NO.1 Equity Investment Limited Partnership Enterprise

18.	Pearl River Life Insurance Co., Ltd.

19.	Hengdian Group Holdings Limited

20.	Jiangsu Gaoli Group

21.	Minsheng Royal Asset Management Co., Ltd.

22.	CCB International Capital Management (Tianjin) Ltd.

23.	China Merchants Wealth Asset Management Co., Ltd.

24.	Huarong Ruize Investment Management Co., Ltd.

25.	Beijing Sequoia Yi Yuan Equity Investment Center (Limited Partnership)

26.	Golden Brick Silk Road Investment (Shenzhen) LLP

27.	CICC Jiatai (Tianjin) Equity Investment Fund, L.P.

28.	Shanghai Huasheng Lingfei Private Equity Fund Investment (LLP)

29.	BR Wiston Capital

30.	Yi Capital Qiyuan Fund, L.P.

31.	Jiaxingyingfei Investment Center (Limited Partnership)

32.	Jiaxing Yun Qi Internet Plus Venture Partners LLP

33.	Ruipu Wenhua (Tianjin) Investment Center (Limited Partnership)

34.	Shanghai Trust Bridge Partners Investment Management LLC

35.	LTW Chuanfu Investment (Shenzhen) LLP

36.	Zhejiang Puhua Tianqin Equity Investment Management Co., Ltd.

37.	Tianjin Xinxin Qiyuan Investment Limited Partnership

38.	Tianjin Xinxinsheng Investment Limited Partnership